UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934

For the month of January, 2005

Cameco Corporation

(Commission file No. 1-14228)

2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐                    Form 40-F  ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index
SIGNATURE
Cameco Reports Higher Fourth Quarter Earnings

Exhibit Index

Exhibit No.	Description	Page No.
1.	Press Release dated January 27, 2005 and Quarterly Report for the fourth quarter ending December 31, 2004	3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 27, 2005	Cameco Corporation
By:
“Gary M.S. Chad” Gary M.S. Chad Senior Vice-President, Governance Legal and Regulatory Affairs and Corporate Secretary

Listed	Share Symbol	web site address:
TSX	CCO	www.cameco.com
NYSE	CCJ

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201

Cameco Reports Higher Fourth Quarter Earnings

Saskatoon, Saskatchewan, Canada, January 27, 2005 . . . . . . . . . .

Cameco Corporation today reported its financial results for the year ended December 31, 2004.

Cameco Corporation today announced higher revenue and net earnings for the fourth quarter ended December 31, 2004, compared to the same period last year. All numbers are in Canadian dollars, unless otherwise stated.

“Our business segments continue to perform well in a strengthening market,” said Jerry Grandey, Cameco’s president and CEO. “This is a good time to be in the nuclear energy business and we are excited about our prospects for sustained growth.”

Cameco also recorded a banner year with higher revenue and net earnings for the four quarters ending on December 31, 2004.

Accounting Change

Cameco’s financial statements for 2004 have been revised to include $214 million in goodwill, offset by a $101 million increase in minority interest and a $113 million dilution gain due to an accounting change. This change has increased after-tax earnings by $86 million. These non-cash adjustments reflect a change in the accounting used for the restructuring transactions that helped create Centerra Gold Inc. (Centerra). The accounting change has been applied retroactively to the dates of the transactions. As a result, Cameco will be reissuing its financial statements for the periods ended June 30, 2004 and September 30, 2004. A more detailed explanation of this decision follows the fourth quarter discussion.

Fourth Quarter 2004

	Three Months Ended	Three Months Ended
Financial Highlights	Dec. 31/04	Dec. 31/03	% Change

Revenue ($ millions)	361	272	33
Earnings from operations ($ millions)	46	48	(4)
Cash provided by operations ($ millions)	59	79	(25)
Net earnings ($ millions)	37	34	9
Earnings per share ($) basic(a)	0.21	0.20	5
Earnings per share ($) diluted(a)	0.21	0.20	5

(a) All per share amounts reflect the share split on December 31, 2004.

Consolidated revenue rose 33% to $361 million in the fourth quarter while net earnings increased 9% to $37 million or $0.21 per share. This quarterly result was unaffected by the aforementioned accounting change. The improvement in fourth quarter net earnings was primarily due to higher realized prices in the uranium and gold businesses as well as significantly higher gold production.

These improvements were partially offset by reduced earnings in the conversion business and higher charges for administration, exploration and interest. Administration costs increased by $5 million due to higher expenses associated with operating Centerra Gold Inc. as a separate publicly traded company and increased stock compensation expenses. Exploration expenses rose by $7 million reflecting the increased activity in the uranium and gold businesses. Interest and other costs were up $3 million as they included $7 million in deferred issue costs related to the redemption of Cameco’s 8.75% preferred securities in the quarter. The impact of this expense was partially offset by higher interest income earned on cash balances held by Centerra.

The effective tax rate decreased to 10% in the fourth quarter compared to 41% in the same period of 2003 due to a higher proportion of earnings coming from lower tax jurisdictions. The tax rate for the fourth quarter of 2003 reflected the impact of a change in Ontario tax legislation. Excluding the tax adjustment, the effective rate in the fourth quarter of 2003 was 32%.

Cameco’s average realized price for uranium increased 14% to $19.09 per pound of U3O8 compared to the fourth quarter of 2003, raising uranium revenue by 9% to $203 million. Spot prices ended the quarter at a 20-year high of $20.60 (US) per pound. Uranium contracts, which limit the benefit of spot price increases continue to be replaced with higher priced contracts reflecting the current market. Cameco anticipates a stronger impact from rising prices in the future, with a significant impact in 2006.

In Cameco’s conversion business, revenue was steady at $47 million in the quarter while earnings before taxes declined to $10 million from $17 million in the period one year ago. The earnings decline was due to higher costs as production resumed in October following a seven-week labour disruption in the summer. Fourth quarter production was 41% below the level of a year ago, but has since recovered. Deliveries during the quarter were filled from both inventory and production.

At Bruce Power, pre-tax earnings attributable to Cameco were $2 million in the fourth quarter compared to $6 million in the same period last year. Bruce Power experienced a slightly lower capacity factor (72%) and higher costs due to maintenance outages. Output increased 25% to 7.4 terawatt hours as two additional reactors have come online since October 2003.

Revenue at Centerra almost tripled to $110 million in the quarter compared to the same period in 2003 while gross profit increased 72% to $31 million. Based on owning a 53% interest in Centerra, Cameco fully consolidates the results of Centerra’s Kumtor and Boroo mines. Previously, Cameco recognized a one-third ownership of Kumtor, and Boroo did not begin commercial production until March 1, 2004. In addition, selling prices increased 15% to $430 (US) per ounce in the fourth quarter due to rising spot prices and more exposure to market prices after closing out its hedge book in mid 2004.

Cash provided by operations in the fourth quarter was $59 million, compared to $79 million in the same period a year ago due to increased working capital requirements during the quarter.

In December 2004, Cameco completed a three-for-one split of its common shares and increased the annual dividend by 20% to a post-split rate of $0.24 per share. In the same month, the company received a full construction licence for the Cigar Lake project, the world’s largest undeveloped uranium mine. A decision was then made by the Cigar Lake Joint Venture to proceed with construction.

Accounting Change Description

The principal effect of this accounting change on Cameco’s consolidated financial statements was to record an increase of $86 million in net earnings from the dilution gain resulting from the restructuring and Centerra’s initial public offering (IPO). The dilution gain is a non-cash gain recorded by Cameco in accordance with accounting rules. The gain resulted from Cameco’s interest in Centerra being diluted from 100% to 53% by Centerra’s IPO and related restructuring transactions. The gain results from Centerra issuing shares for values in excess of Cameco’s historic carrying value of its investment in Centerra.

With the accounting change, the company has recorded $214 million in goodwill and increased the carrying value of the non-Cameco minority interest in Centerra by $101 million. While this accounting change has a significant effect on Cameco’s net earnings for 2004, there is no impact on cash flows other than an increase in capital taxes of less than $1 million.

The following table sets forth the significant effects of the accounting change on previously reported financial results:

	Qtr ended June 30, 2004		YTD at June 30, 2004		YTD at Sept 30, 2004
		Previously		Previously		Previously
In $ millions, except per share	Revised	Reported	Revised	Reported	Revised	Reported

Net earnings	$151	$65	$191	$105	$242	$156
Earnings per share*	0.88	0.38	1.12	0.61	1.42	0.91

* adjusted for December 31, 2004 stock split

The restructuring of Centerra prior to its IPO included the acquisition of a number of gold assets and the settlement of outstanding debt. The terms of these transactions, which were negotiated in the months leading up to the IPO, provided that Centerra issue its shares on closing of the transactions. With the concurrence of its external auditors, Centerra initially recorded these transactions using the negotiated values, which were based on discounted cash flow analyses of the tangible assets acquired and debt settled.

In its year-end review, the company and its external auditors reviewed the accounting that had previously been used for these transactions. In the case of a public company issuing shares to acquire assets or settle debt, the appropriate accounting treatment would be to use the value of the acquiring company’s shares to record the transaction. While Centerra was not a publicly traded company at the time it negotiated its restructuring transactions, it subsequently became public and these transactions were contingent on the IPO proceeding. Therefore, Cameco concluded that the more appropriate accounting treatment would be to use Centerra’s IPO price to value the shares issued in these transactions.

This accounting change increased the purchase price by $214 million over the amount previously recorded by Centerra. The increase is reported as goodwill by Cameco and has the impacts noted above on the financial statements. If the carrying value of the goodwill cannot be supported in any future annual test, it will be written down. There is no expectation that this will be necessary for Cameco in the foreseeable future.

For the Year 2004

	Year Ended	Year Ended
Financial Highlights	Dec. 31/04	Dec. 31/03	% Change
Revenue ($ millions)	1,048	827	27
Earnings from operations ($ millions)	125	75	67
Cash provided by operations ($ millions)	228	250	(9)
Net earnings ($ millions)	279	208	34
Earnings per share ($) basic(a)	1.63	1.24	31
Earnings per share ($) diluted(a)	1.56	1.22	28
Adjusted net earnings ($ millions)(b)	185	127	46

(a) All per share amounts reflect the share split on December 31, 2004.
(b) Excludes a net gain of $94 million ($0.55 per share) related to Centerra restructuring transactions in 2004.

The company enjoyed a banner year with record revenue in all four business segments and record production in all segments except conversion services. Uranium and conversion market prices surged to 20-year highs.

For the year ended December 31, 2004, revenue rose 27% to $1,048 million, a record for the company. Net earnings increased by 34% to $279 million or $1.63 per share due to strong performance and the accounting adjustment for Centerra described above. Net earnings in 2003 included a one-time tax adjustment of $81 million, reflecting a change in federal tax rates enacted in 2003. Excluding these accounting and tax adjustments, net earnings increased by $58 million or $0.34 per share in 2004 compared to 2003.

Cash provided by operations declined 9% to $228 million in 2004, primarily due to an increase in inventory levels, which more than offset the benefit of higher revenue. The company’s net debt to capitalization ratio was 13% at December 31, 2004 compared to 22% a year earlier.

Outlook for 2005

In 2005, consolidated revenue is expected to grow by about 10% over 2004 due to increases in the uranium and gold businesses. On a consolidated basis, the gross profit margin is projected to improve from the 23% reported in 2004.

In the uranium business, revenue is likely to be significantly higher due to a stronger realized price and increased volumes. Revenue from the conversion business is likely to be marginally higher than in 2004 due to an expected 5% increase in the average realized selling price largely offset by lower deliveries.

Bruce Power results in 2005 are anticipated to decline modestly from 2004 due to increased costs related to higher depreciation on the A units, higher outage costs and higher fuel costs.

Revenue in the gold business is expected to be higher due primarily to a full year of consolidating the results from Kumtor, However, gold results are anticipated to decline in 2005 from 2004 due to higher costs as a result of expected lower grades at Kumtor.

The consolidated income tax rate is expected to be between 10% and 15% for 2005.

Total capital expenditures for uranium and conversion services are expected to more than double to $300 million in 2005. Expenditures for new development projects are expected to total $167 million, $128 million more than last year. The increase is due to development at Cigar Lake and Inkai, planned construction of the slightly enriched uranium (SEU) blending facility at conversion services and expansion of production capacity at McArthur River and US ISL mines. Expansion at McArthur River and producing SEU at Port Hope are subject to regulatory approvals. Sustaining capital expenditures include mine development work, pumping and water treatment projects at McArthur River, well field expansions at the US ISL operations and projects at conversion services to improve production processes and meet new regulatory requirements.

Outlook for First Quarter 2005

Consolidated revenue in the first quarter of 2005 is expected to be about 60% higher than in the first quarter of 2004 reflecting increased deliveries and prices in the uranium and gold businesses and full consolidation of the Kumtor mine. Earnings from Bruce Power are expected to be about one-half of those in the first quarter of 2004 as the result of higher costs caused by planned outages. Consequently, consolidated earnings for the first quarter of 2005 are expected to be moderately lower than those recorded in the same period last year.

Dividend Notice

Cameco announced today that the company’s board of directors declared its regular quarterly dividend of $0.06 (CDN) per common share payable on April 15, 2005, to shareholders of record at the close of business on March 31, 2005.

Conference Call

Cameco invites you to join its fourth quarter conference call on Friday, January 28, 2005 from 9:00 a.m. to 10:00 a.m. Eastern time (8:00 a.m. to 9:00 a.m. Saskatoon time).

The call will be open to all investors and the media. Members of the media will be invited to ask questions at the end of the call. In order to join the conference call on Friday, January 28, please dial (416) 695-5259 or (877) 888-7019 (Canada and US). An operator will put your call through. An audio feed of the conference call will be available on the Web site at www.cameco.com by using Windows Media Player or Real Player software. See the link on the home page on the day of the call. Please pass this invitation to colleagues in your organization who have an interest in Cameco.

A recorded version of the proceedings will be available:

•	on our Web site, www.cameco.com, shortly after the call, and

•	on post view until midnight on Friday, February 11 by calling (416) 695-5275 or (866) 518-1010.

Additional Information

Additional information on Cameco, including its annual information form, is available on SEDAR at www.sedar.com and the company’s Web site at www.cameco.com.

Profile

Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium producer as well as a significant supplier of conversion services. The company’s competitive position is based upon its controlling ownership of the world’s largest high-grade reserves and low-cost operations. Cameco’s uranium products are used to generate clean electricity in nuclear power plants around the world including Ontario where the company is a partner in North America’s largest nuclear electricity generating facility. The company also explores for uranium in North America, Australia and Asia, and holds a majority interest in Centerra Gold Inc., the fifth largest North American-based gold producer.

- End -

For further information:

Investor & media inquiries:	Alice Wong (306) 956-6337

Investor inquiries:	Bob Lillie (306) 956-6639

Media inquiries:	Lyle Krahn (306) 956-6316

For a more detailed discussion of Cameco’s fourth quarter results, please see the management’s discussion and analysis following this news release.

Fourth Quarter Management’s Discussion and Analysis

The following discussion of the financial condition and operating results of Cameco Corporation should be read in conjunction with the unaudited consolidated financial statements and notes for the period ending December 31, 2004.

HIGHLIGHTS

For the Quarter

•	Higher prices realized in all business segments

•	Received a full construction licence for the Cigar Lake mine in northern Saskatchewan

•	Announced three-for-one split of common shares and a 20% increase in annual dividend

•	Replaced 8.75% preferred securities with lower-cost commercial paper

For the Year 2004

•	Uranium market prices surge on tighter supply:

–	spot uranium price increased by 43%,

–	long-term uranium price indicator up by 61%

–	UF6 conversion prices up about 50%

•	Records set:

–	consolidated revenue exceeds $1 billion for first time

–	uranium revenue

–	conversion revenue and sales volume

–	gold production and revenue

•	Inkai in situ leach (ISL) uranium project in Kazakhstan enters construction licensing phase

•	Bruce Power transitions to a six-unit fleet and sets generation record

•	Successful spin off of Centerra Gold Inc. (Centerra)

•	Change in accounting for Centerra IPO contributes net earnings of $86 million

					Change
	3 Months Ended	3 Months Ended	Year Ended	Year Ended	(Y o Y)
Financial Highlights	Dec. 31/04	Dec. 31/03	Dec. 31/04	Dec. 31/03%
Revenue ($ millions)	361	272	1,048	827	27
Earnings from operations ($ millions)	46	48	125	75	67
Cash provided by operations ($ millions)	59	79	228	250	(9)
Net earnings ($ millions)	37	34	279	208	34
Earnings per share — basic ($)	0.21	0.20	1.63	1.24	31
Earnings per share — diluted ($)	0.21	0.20	1.56	1.22	28
Adjusted net earnings ($ millions) (a)	37	39	185	127	46
Average uranium spot price for the period ($US/lb U3O8)	20.44	13.62	18.60	11.54	61
Average realized uranium price for the period
• $US/lb U3O8	14.08	11.50	12.89	10.99	17
• $Cdn/lb U3O8	19.09	16.68	17.97	16.08	12
Average realized electricity price ($/MWh)	47	45	47	48	2
Average Ontario electricity spot price ($/MWh)	51	47	50	54	(7)
Average realized gold price for the period ($US/ounce)	430	375	397	334	19
Average spot market gold price for the period ($US/ounce)	434	392	409	363	13

Note: All dollar amounts are expressed in Canadian dollars unless otherwise stated.

(a)	2004 excludes a net gain of $94 million ($0.55 per share) related to Centerra restructuring transactions. 2003 excludes a non-recurring tax adjustment of $81 million ($0.48 per share).

CONSOLIDATED FINANCIAL RESULTS

Consolidated Earnings

Fourth Quarter

For the three months ended December 31, 2004, net earnings increased to $37 million ($0.21 per share) from $34 million ($0.20 per share) in 2003. Improved results in the uranium business were partially offset by reduced earnings in the conversion business and higher charges for administration, exploration and interest.

The improvement in the uranium business was due primarily to a higher realized price, which was related to a significant increase in the spot market price for uranium. Administration costs increased by $5 million as a result of higher costs associated with operating Centerra as a separate public company, regulatory compliance and stock compensation expenses.

Exploration expenditures rose by $7 million reflecting increased activity in the uranium and gold businesses. Interest and other costs were $3 million higher than in the previous year due to the redemption of the 8.75% preferred securities in the quarter. As a result of the redemption, Cameco expensed $7 million in deferred issue costs, which were previously being amortized over the 49-year life of the preferred securities. The impact of this expense was partially offset by higher interest income earned on cash balances held by Centerra.

For details on the uranium, conversion services, electricity and gold businesses, see “Business Segment Results” later in this report.

The effective tax rate decreased to 10% in the fourth quarter from 41% in the same period of 2003 due to a higher proportion of earnings coming from lower tax jurisdictions. In addition, the tax rate for the fourth quarter of 2003 reflected the impact of a change in the Ontario provincial tax legislation, which caused Cameco to increase its provision for future taxes by $5 million. Excluding the tax adjustment, the effective tax rate in the fourth quarter of 2003 was 32%.

Earnings from operations were $46 million in the fourth quarter of 2004 compared to $48 million in 2003. The aggregate gross profit margin decreased to 24% from 27% in 2003.

Accounting Change

Cameco’s financial statements for 2004 have been revised to include $214 million in goodwill, offset by a $101 million increase in minority interest and a $113 million dilution gain due to an accounting change. This change has increased after-tax earnings by $86 million. These non-cash adjustments reflect a change in the accounting used for the restructuring transactions that helped create Centerra Gold Inc. (Centerra). The accounting change has been applied retroactively to the dates of the transactions. As a result, Cameco will be reissuing its financial statements for the periods ended June 30, 2004 and September 30, 2004. A more detailed explanation of this decision follows the fourth quarter discussion.

The principal effect of this accounting change on Cameco’s consolidated financial statements was to record an increase of $86 million in net earnings from the dilution gain resulting from the restructuring and Centerra’s initial public offering (IPO). The dilution gain is a non-cash gain recorded by Cameco in accordance with accounting rules. The gain resulted from Cameco’s interest in Centerra being diluted from 100% to 53% by Centerra’s IPO and related restructuring transactions. The gain results from Centerra issuing shares for values in excess of Cameco’s historic carrying value of its investment in Centerra. While this accounting change has a significant effect on Cameco’s net earnings for 2004, there is no impact on cash flows other than an increase in capital taxes of less than $1 million.

The following table sets forth the significant effects of the accounting change on previously reported financial results:

	Qtr ended June 30, 2004		YTD at June 30, 2004		YTD at Sept 30, 2004
		Previously		Previously		Previously
In $ millions, except per share	Revised	Reported	Revised	Reported	Revised	Reported
Net earnings	$151	$65	$191	$105	$242	$156
Earnings per share*	0.88	0.38	1.12	0.61	1.42	0.91

* adjusted for December 31, 2004 stock split

The restructuring of Centerra prior to its IPO included the acquisition of a number of gold assets and the settlement of outstanding debt. The terms of these transactions, which were negotiated in the months leading up to the IPO, provided that Centerra issue its shares on closing of the transactions. With the concurrence of its external auditors, Centerra initially recorded these transactions using the negotiated values, which were based on discounted cash flow analyses of the tangible assets acquired and debt settled.

In its year-end review, the company and its external auditors reviewed the accounting that had previously been used for these transactions. In the case of a public company issuing shares to acquire assets or settle debt, the appropriate accounting treatment would be to use the value of the acquiring company’s shares to record the transaction. While Centerra was not a publicly traded company at the time it negotiated its restructuring transactions, it subsequently became public and these transactions were contingent on the IPO proceeding. Therefore, Cameco concluded that the more appropriate accounting treatment would be to use Centerra’s IPO price to value the shares issued in these transactions.

This accounting change increased the purchase price by $214 million over the amount previously recorded by Centerra. The increase is reported as goodwill by Cameco and has the impacts noted above on the financial statements. If the carrying value of the goodwill cannot be supported in any future annual test, it will be written down. There is no expectation that this will be necessary for Cameco in the foreseeable future.

For the Year 2004

For 2004, Cameco’s net earnings were $279 million ($1.63 per share) compared to $208 million ($1.24 per share) in 2003. The earnings for each of these years include unusual items, which make comparisons difficult. In 2004, Cameco recorded a net gain of $94 million related to the Centerra restructuring transactions and the results for 2003 included an $81 million tax adjustment as a result of changes in Canadian federal and Ontario provincial tax legislation.

Excluding these items, Cameco recorded adjusted net earnings of $185 million ($1.08 per share) compared to $127 million ($0.75 per share) recorded in 2003. This $58 million increase was attributable to improved results in the uranium and gold businesses as well as stronger performance at Bruce Power.

The improvement in the uranium business was due to a higher realized price, which was related mainly to the significant increase in the spot price for uranium. Earnings from Bruce Power benefited from a 37% increase in generation as a result of the restart of two A reactors (units 3 and 4). Results from the gold business improved due to increased production and a higher realized selling price.

In 2004, total costs for administration, exploration, interest and other were about $120 million, $34 million higher than 2003. Administration costs increased by $22 million due to a combination of higher costs in establishing and operating Centerra ($9 million), increased stock compensation expenses ($5 million) and higher expenditures for regulatory compliance.

Exploration expenditures rose by $14 million to $36 million due to increased exploration activity in both the gold and uranium businesses. In uranium exploration, programs around existing mines in the Athabasca basin and in other areas accounted for total costs of $17 million in 2004 compared to $13 million in 2003. Cameco’s 53% owned gold subsidiary, Centerra, also increased exploration expenditures during the year of its initial public offering to $19 million for 2004 compared to $9 million in 2003.

Excluding the tax adjustment in 2003, the effective rate for income taxes in 2004 decreased to 19% from 33% as a higher proportion of earnings came from lower tax jurisdictions.

Earnings from operations were $125 million compared to $75 million in 2003 and the aggregate gross profit margin increased to 23% from 20% in 2003.

Quarterly Consolidated Financial Results ($ millions except per share amounts)

	2004					2003
Highlights	Q4	Q3	Q2		Q1	Q4	Q3	Q2	Q1
Revenue	361	313	242		132	272	232	220	103
Net Earnings	37	52	151	(b)	39	34	33	104	37
Earnings per share (a)	0.21	0.30	0.88	(b)	0.23	0.20	0.20	0.62	0.22
Cash from operations	59	140	(19)		49	79	79	35	56

(a) Per share amount reflects the share split on December 31, 2004.
(b) Reflects changes related to Centerra restructuring. See note 10 of the financial statements.

Cash Flow

In 2004, Cameco generated cash from operations of $228 million compared to $250 million in 2003. This decrease of $22 million was primarily due to an increase in inventory levels, which more than offset the benefit of higher revenue.

Cameco’s cash from operations does not include its pro rata interest in Bruce Power’s operating cash flow. The pro rata share was $139 million in 2004 compared to $117 million in 2003. Cameco accounts for this investment using the equity method and thus Bruce Power’s operating cash flows are not consolidated with Cameco’s. For further information, refer to note 2 of the unaudited interim consolidated financial statements and notes for the period ending December 31, 2004 (financial statements).

Balance Sheet

On December 17, 2004, Cameco redeemed its 8.75% preferred securities, due September 30, 2047, in the principal amount of $125 million (US). The redemption of the principal amount plus accrued and unpaid interest was funded with lower-cost commercial paper.

At December 31, 2004, total long-term debt was $519 million, a decrease of $87 million compared to December 31, 2003. At December 31, 2004, Cameco’s consolidated net debt to capitalization ratio was 13%, down from 22% at the end of 2003.

Effective January 1, 2004, Cameco changed its accounting policy for financial instruments. This change resulted in the preferred securities and convertible debentures being classified as debt rather than equity. See note 1 to the financial statements.

Compared to the end of 2003, product inventories increased by $71 million as production and purchases of uranium exceeded sales during the year. Of this increase, about $30 million was related to higher uranium inventory levels and about $25 million was due to an increase in unit costs for uranium. The remainder was related to higher gold inventory levels.

At December 31, 2004, the consolidated cash balance totalled $190 million and Centerra held substantially the entire amount.

Cameco has a number of investments in publicly traded entities. The following table illustrates the book and market values for its more significant holdings.

	Book Value	Market Value
Investment	($ millions)

Centerra Gold Inc.	$436	$845
UEX Corporation	8	81
Energy Resources of Australia Ltd.	18	79

Total	$462	$1,005

Foreign Exchange Update

Cameco sells most of its uranium and conversion services in US dollars while most of its uranium and conversion services are produced in Canada. As such, the company’s uranium and conversion services revenue is denominated mostly in US dollars, while its production costs are denominated primarily in Canadian dollars.

The company attempts to provide some protection against exchange rate fluctuations by planned hedging activity designed to smooth volatility. Therefore, Cameco’s uranium and conversion revenues are partly sheltered against declines in the US dollar in the shorter term.

In addition, Cameco has a portion of its annual cash outlays denominated in US dollars, including uranium and conversion services purchases, which provide a natural hedge against US currency fluctuations. While natural hedges provide cash flow protection against exchange rate fluctuations, the influence on earnings from purchased material that has been inventoried, may be dispersed over several fiscal periods and is more difficult to identify.

During the quarter, the Canadian dollar strengthened against the US dollar from $1.2639 at September 30, 2004 to $1.2036 at December 31, 2004.

At December 31, 2004, Cameco had a foreign currency hedge portfolio of $748 million (US). The schedule of designations, by year, is as follows:

Designations	2005	2006	2007	2008
($US millions)	348	185	130	85

These hedges are expected to yield an average exchange rate of $1.3010 ($0.77 (US) = $1.00 Cdn). The net mark-to-market gain on these hedge positions was $74 million at December 31, 2004.

Timing differences between the settlement and designation dates of hedge contracts may result in deferred revenue or deferred charges. At December 31, 2004, deferred revenue totalled $23 million. The schedule for deferred revenue to be released to earnings, by year, is as follows:

Deferred revenue	2005	2006	2007	2008
($Cdn millions)	30	8	(8)	(7)

In 2004, most of the net inflows of US dollars were hedged with currency derivatives. Net inflows represent forecast uranium and conversion sales less expected outlays (denominated in US dollars). For the uranium and conversion services businesses in the fourth quarter of 2004, the effective exchange rate, after allowing for hedging, was about $1.36 compared to $1.39 in the third quarter of 2004 and $1.43 in the fourth quarter of 2003. Results from the gold business are converted into Canadian dollars at prevailing exchange rates.

For 2005, every one-cent change in the US to Canadian dollar exchange rate would change net earnings by about $2 million (Cdn).

Consolidated Outlook for 2005

In 2005, consolidated revenue is expected to grow by about 10% over 2004 due to increases in the uranium and gold businesses. On a consolidated basis, the gross profit margin is projected to improve from the 23% reported in 2004.

In the uranium business, revenue is likely to be significantly higher due to a stronger realized price and increased volumes. Revenue from the conversion business is likely to be marginally higher than in 2004 due to an expected 5% increase in the average realized selling price, largely offset by lower deliveries.

Bruce Power results in 2005 are anticipated to decline modestly from 2004 due to increased costs related to higher depreciation and amortization on the A units, higher outage costs and higher fuel costs.

Revenue in the gold business is expected to be higher due primarily to a full year of consolidating the results from Kumtor, a wholly owned subsidiary of Centerra. However, gold results are anticipated to decline in 2005 from 2004 due to higher costs as a result of expected lower grades at Kumtor.

In 2005, total capital expenditures are expected to more than double to $300 million. Capital expenditures are classified as growth or sustaining. Growth capital is defined to be capital spent to bring on incremental production. Everything else is sustaining capital.

For growth projects, total expenditures are projected to be $167 million, an increase of $128 million compared to 2004. The increase is attributable to:

•	development activity at Cigar Lake and Inkai,

•	construction of the slightly enriched uranium (SEU) blending facility at Port Hope, and

•	expansion of production capacity at McArthur River and US ISL mines.

Expansion at McArthur River, producing SEU at Port Hope and development at Inkai are subject to regulatory approvals.

Sustaining capital expenditures are expected to be higher in 2005 than in 2004 due to ongoing mine development work, pumping and water treatment projects at McArthur River, and well field expansions at the US ISL operations. Sustaining capital expenditures will also increase at conversion services to improve production processes and meet new regulatory requirements.

Capital Expenditures*
(Cameco's share in $ millions)	2005 Plan	2004 Actual
Growth Capital
McArthur River	$4	$2
US ISL	3	0
Cigar Lake	114	28
Conversion Services	20	5
Inkai	26	4

Total Development	$167	$39

Sustaining Capital
McArthur River/Key Lake	$42	$34
US ISL	22	10
Rabbit Lake	16	7
Conversion Services	32	9
Other	1	2

Total Sustaining	$113	$62

Capitalized interest	20	25

Total	$300	$126

*	The table excludes expenditures in the gold business amounting to $30 million (Cdn) for 2005 and $17 million (Cdn) for 2004.

Consolidated Outlook for First Quarter 2005

Consolidated revenue in the first quarter of 2005 is expected to be about 60% higher than in the first quarter of 2004 reflecting increased deliveries and prices in the uranium and gold businesses and full consolidation of the Kumtor mine. Earnings from Bruce Power are expected to be about one-half of those in the first quarter of 2004 as the result of higher costs caused by planned outages. Consequently, consolidated earnings for the first quarter of 2005 are expected to be moderately lower than those recorded in the same period last year.

BUSINESS SEGMENT RESULTS

Cameco’s results come from four business segments:

•	Uranium

•	Conversion services

•	Nuclear electricity generation

•	Gold

URANIUM

Highlights

	Three Months	Three Months Ended	Year Ended	Year Ended
	Ended Dec. 31/04	Dec. 31/03	Dec. 31/04	Dec. 31/03
Revenue ($ millions)	203	186	581	570
Gross profit ($ millions)	45	38	104	83
Gross profit %	22	20	18	15
Earnings before taxes ($ millions)	41	34	91	70
Average realized price
($US/lb)	14.08	11.50	12.89	10.99
($Cdn/lb)	19.09	16.68	17.97	16.08
Sales volume (million lbs)	10.6	11.1	32.3	35.4
Production volume (million lbs)	6.2	6.0	20.5	18.5

Uranium Earnings

Fourth Quarter
Revenue from the uranium business increased by 9% to $203 million in the fourth quarter of 2004 due to an increase in the average realized selling price, which rose 22% in US dollar terms (but only 14% in Canadian dollars) over the fourth quarter of 2003. The difference in the percentage price increase is due to a less favourable foreign exchange rate. The increase of 14% in the average realized price was mainly the result of a higher uranium spot price, which averaged $20.44 (US) per pound in the fourth quarter of 2004 compared to $13.62 (US) in the fourth quarter of 2003.

The benefit of the improved price was partially offset by a 4% reduction in deliveries. As the timing of deliveries of nuclear products within a calendar year is at the discretion of customers, Cameco’s quarterly delivery patterns can vary significantly.

The total cost of products and services sold, including depreciation, depletion and reclamation (DDR) was $159 million in the fourth quarter of 2004 compared to $148 million in 2003. The difference in costs is due to a $7 million provincial royalty adjustment, which lowered costs in 2003. In addition, the unit cost for material acquired in the spot market rose in comparison to 2003 due to the increase in the spot price.

Earnings before taxes from the uranium business increased by $7 million in the fourth quarter of 2004, while the profit margin improved to 25% from 20% in 2003 due to the higher realized selling price.

For the Year 2004
In 2004, Cameco established a new record for uranium revenue for the third consecutive year. Revenue from the uranium business increased by 2% to $581 million from $570 million in 2003, due to a 12% increase in the Canadian dollar realized selling price. This improvement was the result of an increase in the uranium spot price, which averaged $18.60 (US) in 2004 compared to $11.54 (US) in 2003. The benefit of the improved spot price was partially offset by contract price ceilings and a less favourable foreign exchange rate.

Also offsetting the price improvement was a deliberate reduction in sales volume to better reflect production and inventory levels. In 2004, uranium deliveries amounted to about 32 million pounds representing a 9% decline from last year’s record quantity of 35 million pounds.

For 2004, the total cost of products and services sold, including DDR was $477 million compared to $488 million in 2003, reflecting the 9% decline in sales volume. On a per unit basis, the cost of product sold was about 7% higher than in the previous year. The cost of sales for 2003 included $24 million in rehabilitation costs due to the water inflow incident at McArthur River. Excluding these costs and the $7 million royalty adjustment in 2003, the unit cost of sale rose by 11% due to higher costs for purchased uranium and higher production costs at Rabbit Lake.

Earnings before taxes from the uranium business increased by $21 million in 2004 and the profit margin improved to 18% from 15% in 2003.

Uranium Outlook for 2005

In 2005, Cameco’s uranium revenue is expected to be about 10% higher than in 2004 due to a projected 6% improvement in the Canadian dollar selling price and a 4% increase in deliveries. Uranium sales volume is expected to total more than 33 million pounds in 2005. About 35% of uranium deliveries are expected to occur in the last quarter of the year. In 2005, Cameco’s share of uranium production is projected to increase to 21 million pounds U3O8.

Uranium margins are expected to improve to nearly 25% compared to 19% in 2004.

Uranium Outlook for First Quarter 2005

Earnings from the uranium segment are expected to be significantly greater than in the first quarter of 2004 due to higher realized prices and volumes. The realized price is expected to be about 20% greater than in the first quarter of 2004 due largely to higher spot prices. Deliveries are likely to be about 10% higher than in 2004.

Uranium Price Sensitivity 2005

For deliveries in 2005, a $1.00 (US) per pound change in the U3O8 spot price from its current level of $20.60 (US) per pound would change revenue by about $5 million (Cdn), net earnings by about $3 million (Cdn) and cash flows by about $4 million. This sensitivity assumes that 1.00 US dollar is equivalent to 1.32 Canadian dollars. Please see uranium price sensitivity discussion below.

Uranium Price Sensitivity Analysis 2005 to 2008

Over the past several years, Cameco’s strategy was to ensure adequate cash flow in the near term, while preserving upside potential with a mix of market-price related and fixed-price contracts.

Market-price related contracts
In early 2004, Cameco announced that its sensitivity to quickly rising market prices was limited for the near term by ceiling prices in many contracts. These contracts were signed in recent years when spot prices, and related ceiling prices, were much lower than today’s price levels. For example, 2003 was the first year this decade in which the average spot price rose above $10.00 (US) per pound U3O8. Accordingly, even though spot market prices have continued their rise above $20.00 (US), the benefit to Cameco under these contracts will be limited by the ceiling prices until the contracts expire.

Fixed-price contracts
Long-term price indicators provide guidance as to the level of fixed prices being signed in the long-term contract market. From 2001 to 2003, the long-term price indicator averaged less than $11.00 (US) per pound, and some of Cameco’s current fixed-price contracts reflect the low long-term prices from that period. In 2004, the long-term price averaged more than $20.00 (US) per pound, ending the year at $25.00 (US).

Cameco future contract prices
Given the level of sales targeted each year (32.3 million pounds in 2004), the company is continually in the market signing new contracts for deliveries beginning in two to three years. About 25% to 30% of the current contract portfolio rolls off each year, and is therefore replaced in large part with contracts that were entered into in the past two to three years.

During this period of rapidly increasing prices, both spot and long-term, the company has continued to enter into new multi-year contracts. The new contract portfolio will reflect a mix of fixed and market-related prices. For the time being the company continues to target its traditional blend of pricing mechanism, that is 40% of sales volume with fixed pricing and 60% sensitive to market pricing. Contracts with market related pricing will reference the spot or long-term price indicators quoted near the time of delivery.

The fixed-price contracts will have prices that were fixed at the time of contract signing. This means the company has contracts at fixed prices below and above the current spot market prices and they fall into the category of “insensitive” to market price.

The following table indicates the approximate percentage of targeted sales volume that will be impacted by further increases in the market price above $20.60 (US) per pound U3O8. As shown in the table below, the proportion of targeted sales that is sensitive to further increases in the market price grows significantly in 2006 and continues in 2007 and 2008.

	% Sales Target
	2005	2006	2007	2008
Price Insensitive[1]	91%	65%	59%	43%
Price Sensitive[2]	9%	35%	41%	57%

[1]	fixed-price contracts and market-related contracts not sensitive to increases in the spot price above year-end 2004 level of $20.60 (US) per pound
[2]	market-related contracts plus uncommitted volumes

Uranium Market Update

Uranium Spot Market
The industry average spot price (TradeTech and Ux) on December 31, 2004 was $20.60 (US) per pound U3O8, up 3% from $20.00 (US) at September 30, 2004. This compares to $14.45 (US) at the end of 2003.

Total spot market volume reported for the fourth quarter of 2004 was 1.9 million pounds U3O8, much lower than the 6.2 million pounds for the fourth quarter of 2003. As spot sellers offered limited volumes, prices continued their upward movement, increasing modestly throughout the quarter.

Reported spot market volume for 2004 totalled 18.2 million pounds U3O8, a decrease from 21.7 million pounds U3O8 in 2003.

Lower spot demand in 2004 can be attributed to buyers with near-term requirements exercising upward volume flexibilities under existing contracts in an effort to avoid paying higher prices. In 2004, about 88% of spot market transactions were conducted off-market as buyers attempted to minimize upward pressure on prices. Discretionary buying represented a higher proportion of spot buying in 2004 than in 2003, indicating that some market participants anticipate continued spot price increases.

Uranium Long-term Market
The long-term market continued to be active in the last quarter. Long-term contracting in 2004 is estimated to have been about 90 million pounds U3O8, an increase over the 75 million pounds U3O8 estimated for 2003.

The industry average long-term price (TradeTech and Ux) on December 31, 2004 was $25.00 (US) per pound U3O8, up from $23.00 (US) at the end of the third quarter, and $15.50 (US) at the end of 2003.

Uranium Operations Update

Uranium Production

	Three Months	Three Months
	Ended	Ended	Year Ended	Year Ended
Cameco’s Share of Production (million lbs U3O8)	Dec. 31/04	Dec. 31/03	Dec. 31/04	Dec. 31/03
McArthur River/Key Lake	4.0	3.7	13.1	10.6
Rabbit Lake	1.6	1.8	5.4	5.9
Smith Ranch/Highland	0.4	0.3	1.2	1.2
Crow Butte	0.2	0.2	0.8	0.8

Total	6.2	6.0	20.5	18.5

McArthur River/Key Lake
Production at McArthur River/Key Lake totalled 5.7 million pounds for the fourth quarter of 2004. Cameco’s share was 4.0 million pounds. McArthur River/Key Lake completed 2004 with U3O8 production of 18.7 million pounds (Cameco’s share was 13.1 million pounds). The last three months of 2004 resulted in the highest production quarter ever achieved at these sites.

The Canadian Nuclear Safety Commission (CNSC) approved renewal of the operating licences for Key Lake and McArthur River on October 25, 2004 and they are valid until October 31, 2008.

The CNSC has indicated that the proposed production capacity increase to 22 million pounds U3O8 per year will require a screening level environmental assessment (EA) under the Canadian Environmental Assessment Act. The company expects a decision from the CNSC on the proposed production capacity increase late in 2005. If approval is received, Cameco expects it will take a couple of years to ramp up production. The company is developing a plan to determine the optimal sustainable production rate, which may be less than full capacity.

Rabbit Lake
Rabbit Lake produced 1.6 million pounds U3O8 during the fourth quarter of 2004 and a total of 5.4 million pounds U3O8 for the year. Production for both the fourth quarter and the year was lower than in 2003. Annual production was down approximately 9% due mainly to difficult mining conditions resulting in lower mill feed.

Significant exploration drilling occurred in 2004 with over 52,500 metres drilled. The program has been successful to date, extending the mine life to 2007. Additional underground and surface drilling will take place in 2005.

Smith Ranch-Highland and Crow Butte
Smith Ranch-Highland and Crow Butte ISL mines produced 0.6 million pounds U3O8 during the fourth quarter of 2004. The operations produced 2.0 million pounds collectively for the year.

Planned Production for 2005

Cameco’s share of production (million lbs U3O8)	2005 Planned		2004 Actual
McArthur River/Key Lake	13.1	*	13.1
Rabbit Lake	5.8		5.4
Smith Ranch/Highland	1.5		1.2
Crow Butte	0.8		0.8

Total	21.2		20.5

*	Production would rise modestly for the year if CNSC approves the capacity increase at McArthur/Key late in 2005.

Uranium Projects Update

Cigar Lake
The second of two hearings for the full construction licence occurred on November 17, 2004 and the CNSC approved the construction of the project on December 20, 2004. On December 21, 2004, the Cigar Lake joint venture decided to proceed with construction of the mine. Construction began on January 1, 2005 and will take about 27 months to complete. Assuming production begins in 2007, there will be a ramp up period of up to three years before the mine reaches expected full production of 18 million pounds per year.

In making the development decision, the Cigar Lake joint venture approved a construction budget of $450 million (Cameco’s share is $225 million) that includes surface and underground facilities at Cigar Lake as well as changes to the milling facilities at McClean Lake and Rabbit Lake. Proposed changes to the Rabbit Lake facilities are subject to regulatory approvals.

Inkai
The ISL test mine at Inkai in Kazakhstan produced about 0.13 million pounds U3O8 during the fourth quarter of 2004 and 0.47 million pounds for the year (Cameco’s share is 60%). The Inkai

Joint Venture has notified the Kazakh government that it intends to increase Inkai production to 5.2 million pounds per year at full capacity, up from the previous plan of 2.6 million pounds.

The Inkai Joint Venture partners have decided to proceed with construction of the Inkai in situ leach mine. The Inkai Joint Venture intends to submit an environmental assessment and a design plan for the commercial facility to Kazakh regulatory authorities in the coming months, with approval expected by third quarter 2005. Following approval, construction will begin with commercial production scheduled for 2007. The costs, net of sales proceeds from Inkai production, are capitalized until commercial production is achieved. The test mine at Inkai is projected to produce 0.45 million pounds U3O8 in 2005.

The capital cost to bring the Inkai project to production is now estimated at $83 million (US) up from the earlier estimate of $38 million (US). The increase is due to the decision to double the plant production capacity and to the rise in the costs of construction materials and plant equipment. Cameco has agreed to fund up to $40 million (US) of development, which includes the original test mine, with an interest-bearing loan. The Inkai Joint Venture will fund the remainder. Repayment of the principal amount of the loan is expected to start once commercial production commences. The Inkai Joint Venture is obligated to repay the loan and interest.

Uranium Exploration Update

The uranium exploration division completed field programs in Australia during the early part of the fourth quarter. Surface exploration also took place at the Rabbit Lake site during the quarter, seeking additional mineral reserves in and near the Eagle Point mine. (See discussion earlier under Rabbit Lake).

Cameco has succeeded in adding reserves at Eagle Point and resources, for the first time, at the Millenium deposit. There were also positive results achieved at several early stage projects in Saskatchewan. The 2004 rise in uranium prices has resulted in significant land staking in the Athabasca basin by new companies. Cameco continues to hold a large and well-selected land position in the Athabasca basin, and has also acquired additional land in other regions.

Cameco plans to invest approximately $20 million in uranium exploration during 2005 as part of its long-term strategy to maintain its leadership position in uranium production.

CONVERSION SERVICES

Highlights

	Three Months	Three Months
	Ended	Ended	Year Ended	Year Ended
	Dec. 31/04	Dec. 31/03	Dec. 31/04	Dec. 31/03
Revenue ($ millions)	47	47	144	142
Gross profit ($ millions)	11	18	33	40
Gross profit %	23	38	23	28
Earnings before taxes ($ millions)	10	17	31	38
Sales volume (million kgU)	5.4	5.4	16.9	16.7
Production volume (million kgU)	2.4	4.1	9.5	13.3

Conversion Services Earnings

Fourth Quarter
In the fourth quarter of 2004, revenue from the conversion business was unchanged at $47 million compared to the same period in 2003 as the sales volume and realized price were similar to the prior year. Most conversion sales are at fixed prices, as noted later in this report, and have not yet benefited from the significant increase in UF6 spot prices during 2004.

The total cost of products and services sold, including depreciation, depletion and reclamation (DDR) was $36 million in the fourth quarter of 2004 compared to $29 million in 2003. This increase was attributable to a higher unit cost of product sold, which rose by 25% compared to the fourth quarter of 2003. In 2004, the unit cost for conversion services was adversely affected by a 40% decline in production. Since it is Cameco’s policy to account for its inventory on a weighted average basis, the unit cost of product sold tends to rise as production declines.

In the fourth quarter of 2004, earnings before taxes from the conversion business declined to $10 million from $17 million in the fourth quarter of 2003. The gross profit margin decreased to 23% from 38% due to the lower production, which caused unit costs to increase compared to 2003.

For the Year 2004
Revenue from the conversion business rose marginally in 2004 to $144 million from $142 million in 2003 due to a 1% increase in selling price and a 1% increase in sales volume. Record annual conversion sales of 16.9 million kgU were achieved.

The total cost of products and services sold, including DDR, was $112 million in 2004 compared to $103 million in 2003. This increase was attributable to the higher deliveries, an increase in unit cost due to lower production and the expensing of costs incurred during the labour dispute. On a per unit basis, the cost of products and services sold increased by about 9% over the previous year.

Earnings before taxes from the conversion business of $31 million decreased by $7 million in 2004 and the profit margin dipped to 23% from 28% in 2003.

Conversion Services Outlook for 2005

Revenue from the conversion business is likely to be marginally higher than in 2004 due to an expected 5% increase in the average realized selling price partially offset by a forecast 4% reduction in deliveries. Conversion sales volume is expected to total about 16.2 million kgU in 2005 compared to 16.9 million kgU in 2004. Production for 2005 is projected to be about 13.5 million kgU, up from 9.5 million kgU in 2004. As a result, unit costs are expected to be lower than in 2004, improving the profit margin for conversion services.

Conversion Services Outlook for First Quarter 2005

For the first quarter of 2005, conversion revenue is projected to be slightly lower than in the first quarter of 2004 due to reduced deliveries. However, an improvement in the average realized selling price is expected to maintain the level of profit relative to the first quarter of 2004.

Conversion Services Price Sensitivity Analysis

The majority of conversion sales are at fixed prices. In the short term, Cameco’s financial results are relatively insensitive to changes in the spot price for conversion. The new fixed-price contracts generally reflect longer-term prices at the time of contract award. Therefore, in the coming years, Cameco’s contract portfolio will be positively impacted by these higher fixed-price contracts.

UF6 Conversion Market Update

The industry average spot market price (TradeTech and Ux) for North American uranium conversion services at December 31, 2004 was $9.00 (US) per kgU, unchanged from the end of the previous quarter. This compares to $5.88 (US) per kgU at the end of the fourth quarter of 2003. In Europe, the industry average spot conversion price also remained unchanged at $10.00 (US) per kgU at December 31, 2004.

Conversion Services Operations Update

Production
Production of UO2 and UF6 resumed in October following the lengthy shutdown through the third quarter as a result of the summer vacation period and the seven-week labour disruption.

Production for the fourth quarter was 2.4 million kgU of uranium, bringing the total for the year ending December 31, 2004 to 9.5 million kgU of uranium.

The lower production compared to 2003’s fourth quarter reflects the shorter operating time for the UF6 plant coupled with a slow production restart following the lengthy plant shutdown.

Slightly Enriched Uranium (SEU) Project Update

Work continued toward regulatory approval of plans to produce slightly enriched uranium (SEU) at Port Hope. The final environmental assessment (EA) study report was submitted for review in November to the CNSC and other agencies. The CNSC will gather the responses and prepare a draft screening report to be issued for public comment. The regulatory process was delayed by about six months by a peer review of the company’s draft EA study report undertaken by the municipality of Port Hope in response to community concerns. The peer review conclusions generally supported the EA study report.

Engineering work continued on the detailed design of the SEU blending facility. Production of SEU at Port Hope is subject to regulatory approval.

NUCLEAR ELECTRICITY GENERATION

Highlights
Bruce Power Limited Partnership (100% basis)

	Three Months	Three Months
	Ended	Ended	Year Ended	Year Ended
	Dec. 31/04	Dec. 31/03	Dec. 31/04	Dec. 31/03
Output (terawatt hours)	7.4	5.9	33.6	24.5
Capacity factor (%)*	72	73	82	85
Realized price ($/MWh)	47	45	47	48
($ millions)
Revenue	355	269	1,583	1,208
Operating costs	345	254	1,178	853
- cash costs (materials, labor, services & fuel)	301	229	1,017	764
- non cash costs (depreciation & amortization)	44	25	161	89
Earnings before interest and taxes	10	15	405	355
Interest	17	20	67	69
Earnings before taxes	(7)	(5)	338	286
Cash from operations	(7)	14	439	387
Capital expenditures (including sustaining capital)	97	110	359	528

*	Capacity factor for a given period represents the amount of electricity actually produced for sale as a percentage of the amount of electricity the plants are capable of producing for sale.

Cash from Operations

In the fourth quarter of 2004, Bruce Power had a net outflow of cash from operations of $7 million compared to $14 million of cash generated in the fourth quarter of 2003. The unusually high use of cash resulted from working capital needs. For 2004, Bruce Power generated $439 million in cash from operations compared to $387 million in 2003.

Capital Expenditures

Capital expenditures for the fourth quarter of 2004 totalled $97 million compared to $110 million during the same period in 2003. For 2004, capital expenditures were $359 million compared to $528 million in 2003 when programs to restart units A3 and A4 were under way.

In 2004, Bruce Power’s $359 million capital expenditure program for the two A and four B reactors was less than the expected $400 million. This was due to a reorganization of planned outages, some savings and a deferral of approximately $15 million into 2005.

For 2004, Bruce Power’s operating cash flows, in conjunction with opening cash on hand, allowed for the repayment of $110 million of short-term debt.

Cameco’s Earnings from Bruce Power

	Three Months	Three Months
	Ended	Ended	Year Ended	Year Ended
($ millions)	Dec. 31/04	Dec. 31/03	Dec. 31/04	Dec. 31/03
Bruce Power’s earnings before taxes (100%)	(7)	(5)	338	286
Cameco’s share of pre-tax earnings before adjustments	(2)	(2)	107	77
Adjustments:
Sales contract valuation	6	6	21	20
Interest capitalization	—	3	2	12
Interest income on loan to Bruce Power	2	2	8	7
Fair value increments on assets	(4)	(3)	(17)	(8)
Pre-tax earnings from Bruce Power	2	6	121	108

Fourth Quarter

Earnings
In the fourth quarter, Bruce Power recorded a loss of $7 million before taxes due to higher operating costs associated with maintenance outages and from operating six units compared to four. In addition, $10 million in costs associated with studying the feasibility of restarting units A1 and A2 were expensed in the fourth quarter. Cameco’s pre-tax earnings from Bruce Power amounted to $2 million compared to $6 million in 2003.

Output
Bruce Power achieved a capacity factor of 72% in the fourth quarter of 2004 compared to 73% in the same period of 2003. The lower capacity factor in the fourth quarter of 2004 reflects the outages during that period. During the fourth quarter of 2004, the Bruce Power units generated 7.5 terawatt hours (TWh) of electricity compared to 5.9 TWh in 2003. The increase can be attributed to the availability of the two A units. There were a number of unplanned outages during the quarter, resulting in a loss of 0.75 TWh.

Outlined below are the maintenance activities that occurred during the fourth quarter of 2004:

Bruce A unit 3	•	Down for an unplanned 11-day outage to perform maintenance on its heat transport system.
	•	Down for an unplanned three-day outage to evaluate a turbine electrical system fault.
Bruce B unit 5	•	Following the planned inspection of the Bruce B vacuum building that began on September 11, B5 remained offline beyond the expected restart of October 13 for an unplanned outage to perform maintenance on its primary heat transport pump. It returned to service on November 3.
Bruce B unit 6	•	Returned to service on December 3 following planned maintenance inspection that began on September 11. Crews also replaced the low-pressure rotor on the unit’s turbine.
Bruce B unit 7	•	Returned to service on October 13 following the planned inspection of the Bruce B vacuum building marking the end of the 25-day inspection program.
Bruce B unit 8	•	Returned to service on October 11 following the planned inspection of the Bruce B vacuum building.
	•	Offline for an unplanned two-day outage in November after its turbine cooling water pumps automatically shut down.

Price
For the fourth quarter, Bruce Power’s revenue increased to $355 million from $269 million in 2003. This can be attributed primarily to higher output.

The realized price achieved from a mix of contract and spot sales averaged $47 per megawatt hour (MWh) in the fourth quarter, slightly higher than the $45 per MWh realized in 2003. During the quarter, the Ontario electricity spot price averaged about $51 per MWh compared to $47 per MWh in the fourth quarter of 2003.

To reduce its exposure to spot market prices, Bruce Power has a portfolio of fixed-price sales contracts. During the fourth quarter of 2004, about 53% of Bruce Power’s output was sold under fixed-price contracts compared to 69% in the same period in 2003.

Cameco provides guarantees to customers under these contracts of up to $121 million. At December 31, 2004, Cameco’s actual exposure under these guarantees was $48 million. In addition, Cameco provides financial assurances for other Bruce Power commitments, which totalled about $82 million at December 31, 2004.

Costs
Output was up 27% while operating costs (including depreciation and amortization) of $345 million were higher by almost 36% on a quarter-over-quarter basis. Costs increased because six units, rather than four, are now operating with the resulting increase in staff and material expenses.

Cash operating costs were impacted by outage expenses incurred during the fourth quarter of 2004 and included $10 million for the technical feasibility study of restarting units A1 and A2. In the fourth quarter of 2004, depreciation and amortization expense was up $19 million compared to the fourth quarter of 2003 primarily due to the amortization of capital costs related to the restart of units A3 and A4 and Bruce B projects being brought into service.

In the fourth quarter 2004, operating costs were $345 million compared to $297 million in third quarter of 2004. The $48 million increase was due primarily to additional costs for outages and maintenance work, provision for a potential outstanding liability and incremental costs for the technical feasibility study of units A1 and A2.

About 95% of Bruce Power’s operating costs are fixed. As such, most of the costs are incurred whether the plant is operating or not. On a per unit basis, the operating cost in the fourth quarter of 2004 was $46 per MWh, 7% higher than in the fourth quarter of 2003. This increase was primarily due to the inclusion of the items noted above, as well as lower output during the vacuum building outage, which ended on October 13.

For the Year 2004

Earnings
For 2004, Bruce Power earnings before taxes were $338 million compared to $286 million in 2003. The increase can be attributed to higher electricity generation in 2004 compared to 2003. Cameco’s pre-tax earnings from Bruce Power in 2004 amounted to $121 million compared to $108 million in 2003.

Output
For 2004, the Bruce Power units achieved a total capacity factor of 82%, down from 85% in 2003. Bruce Power produced 33.6 TWh in 2004, an increase of 37% over the previous year, reflecting the addition of the two A units, as well as the 3% increase in reactor power at unit B6, which was achieved through fuel reconfiguration.

Price
For 2004, revenue totalled $1,583 million, up 31% compared to 2003. Bruce Power’s realized price averaged $47 per MWh from a mix of contract and spot sales, a 2% decrease over the same period last year. The Ontario electricity spot price averaged about $50 per MWh during 2004 compared to $54 per MWh a year ago.

During 2004, about 48% of Bruce Power’s output was sold under fixed-price contracts compared to 65% in 2003.

Costs
In 2004, operating costs (including depreciation and amortization) totalled $1,178 million, 38% higher than in 2003. This was primarily as a result of operating six units rather than four and the resulting increase in staff and material costs.

Cash operating costs were impacted by outage expenses incurred during 2004 and included $16 million for the technical feasibility study of restarting units A1 and A2. In 2004, depreciation and amortization expense was up 81% compared to 2003 due primarily to the amortization of capital costs related to the restart of units A3 and A4.

About 95% of Bruce Power’s operating costs are fixed. As such, most of the costs are incurred whether the plant is operating or not. On a per unit basis, the 2004 operating cost was $35 per MWh, similar to 2003.

Bruce Power Outlook for 2005

Again in 2005, refurbishment of existing unit critical components is planned as part of the maintenance program outlined below. Capacity factors for the year are expected to average about 85%. For 2006, a significant reduction in time and expenditure on refurbishment programs is anticipated.

A units	•	A3 began its first planned outage on January 8, 2005 and will be offline for about two months.
	•	A4 is scheduled to go offline for inspection later in the first quarter for up to two months, returning to service in the second quarter.
B units	•	One B unit is scheduled to go offline in second quarter for up to three months, returning in the third quarter after low-pressure turbine rotors have been replaced.
	•	One B unit has a scheduled outage in the third quarter to replace the low-pressure turbine rotors and clean steam generators. The outage is expected to last up to two months with the unit returning to service in the fourth quarter.

Bruce Power’s results in 2005 are anticipated to decline modestly from 2004 due to increased costs related to higher depreciation and amortization on the A units, higher outage costs and higher fuel costs. Results, however, are sensitive to the Ontario electricity price and the operating performance of the Bruce Power units.

2005 Bruce Power Capital Expenditures (100%)

In 2005, Bruce Power capital expenditure program for the two A and four B units is expected to total $375 million. This includes $110 million for sustaining capital and site service support, with the balance for refurbishment and upgrades.

2005 Capital Expenditures	$million
• Bruce B turbines/power uprate	95
• Bruce A4 steam generators	90
• Infrastructure projects	80

Subtotal	265
• Sustaining capital and site service support areas	110

Total	375

Cameco expects that funding of these projects will come entirely from Bruce Power cash flows. However, available funds will depend on the electricity market prices and the operational performance of the Bruce Power reactors.

At this level of planned capital expenditures, and excluding any new capital expenditures for growth initiatives such as the restart of units A1 and A2, cash distributions from Bruce Power are possible in 2005. The partnership will determine whether to take cash distributions or reinvest in Bruce Power or other growth initiatives. Any cash distributions will depend on the Ontario electricity market prices and the operating performance of Bruce Power.

Bruce Power Outlook for First Quarter 2005

Bruce Power earnings in the first quarter of 2005 are expected to be about one-half of those reported in the first quarter of 2004 due to higher costs resulting from the planned outages.

Electricity Price Sensitivity Analysis

For 2005, about 36% of Bruce Power’s planned output will be under fixed-price contracts. A $1.00 per MWh change in the spot price for electricity in Ontario would change Cameco’s after-tax earnings from Bruce Power by about $5 million.

Nuclear Electricity Update

Ontario Energy Bill (Bill 100)
On December 9, 2004, the Ontario government passed legislation that will implement broad plans to restructure the electricity sector to address the widening gap between supply and demand in the province. Bill 100 details a range of measures intended to encourage private investment, expand market participation, maintain price stability and construct or conserve 25,000 MW of capacity by 2020.

The government has established the Ontario Power Authority to ensure adequate supply, which may promote new supply through requests for proposals or other negotiations.

The bill includes a requirement that the Independent Electricity System Operator (previously the Independent Electricity Market Operator) ensures that power users pay the true cost of electricity taking into consideration the mix of regulated and market prices paid to generators. Cameco expects the bill will bring much needed clarity and stability to Ontario’s electricity sector.

Point Lepreau
Cameco, together with TransCanada and BPC Generation Infrastructure Trust, continues to study the potential investment in the Point Lepreau nuclear generating station in New Brunswick. They have asked Bruce Power Inc. to conduct on-site due diligence as part of an evaluation of the facility. The evaluation process and discussions continue, with New Brunswick Power asking Bruce Power to submit a firm proposal for the refurbishment of the Point Lepreau station.

Point Lepreau is a 680-MW Candu reactor similar to the Bruce Power reactors in Ontario.

Bruce A1 and A2 Restart
The feasibility study to examine the potential of restarting Bruce A1 and A2 units is ongoing. Bruce Power continues talks with a provincially appointed negotiator regarding the potential restart.

GOLD

Following the exercise of the over-allotment option by the underwriters, which closed on July 28, 2004, Centerra has 72.1 million common shares outstanding. Cameco Gold Inc., a wholly owned subsidiary of Cameco, owns 38.0 million common shares or 53% of Centerra.

The operating results of the Kumtor Gold Company (Kumtor) have been fully consolidated as of June 22, 2004. Prior to that, Cameco proportionately consolidated its interest in Kumtor. Cameco also fully consolidates the results of Boroo, Centerra’s gold mine in Mongolia. Cameco adjusts for a 47% minority interest in Centerra, which reflects that share of earnings attributable to shareholders other than Cameco.

Financial Highlights

	Three Months	Three Months
	Ended	Ended	Year Ended	Year Ended
	Dec. 31/04	Dec. 31/03	Dec. 31/04	Dec. 31/03
Revenue ($ millions)	110	39	323	114
Gross profit ($ millions)	31	18	108	40
Gross profit %	28	47	34	35
Selling price (US$/ounce)	430	375	397	334
Sales volume (ounces) [1]	204,089	76,466	618,843	234,864

1 Comprising one-third of Kumtor to June 22, 2004 and 100% thereafter.

Production Highlights

	Three Months	Three Months
	Ended	Ended	Year Ended	Year Ended
	Dec. 31/04	Dec. 31/03	Dec. 31/04	Dec. 31/03
Kumtor (100%) [1]
Production (ounces)	138,702	207,677	657,329	677,553
Total cash cost [3] ($US/ounce)	268	179	202	191

Boroo (100%) [2]
Production (ounces)	66,572	—	217,998	—
Total cash cost [3] ($US/ounce)	181	—	149	—

1 Beginning in the third quarter of 2004, Cameco fully consolidates Kumtor’s results.
2 Commercial operations commenced March 1, 2004.
3 Total cash cost is a non-GAAP measure and is discussed under “Non-GAAP measures – Total cash costs”

Gold Earnings

Fourth Quarter
In the fourth quarter of 2004, revenue from the gold business rose by $71 million to $110 million compared to the fourth quarter of 2003. This increase was due to the full consolidation of Kumtor’s results and to production from the Boroo mine, which was commissioned in the first quarter of 2004. The realized price for gold increased to $430 (US) in the quarter compared to $375 (US) per ounce in the fourth quarter of 2003, due to a reduced hedge level, which provided greater exposure to the higher spot price.

For the quarter, the gross profit margin for gold declined to 28% from 47% in 2003 due to higher cash costs at Kumtor, largely the result of lower production. On a 100% basis, Kumtor’s production was 33% lower at 138,702 ounces compared to 207,677 ounces in the fourth quarter of 2003.

Production at the Kumtor mine decreased 33% due to a lower ore grade that averaged 4.0 grams per tonne (g/t) compared to 5.7 g/t in 2003. Accordingly, Kumtor’s total cash cost per ounce increased to $268 (US) compared to $179 (US) in 2003.

Production at Boroo was on budget at 66,572 ounces. Output was higher than expected due primarily to higher ore grades than had been predicted by the mineral reserve model. Boroo’s total cash cost per ounce was $181 (US) for the fourth quarter of 2004.

For the Year 2004
In 2004, revenue from the gold business increased to $323 million from $114 million in 2003, reflecting the full consolidation of Kumtor’s results since June 2004 as well as production from the Boroo mine. A higher realized price for gold also added to revenue, increasing to $397 (US) in 2004 compared to $334 (US) in 2003. This was due to a reduced hedge level, which provided greater exposure to the higher spot price. The Canadian dollar revenue does not reflect this entire increase due to the strength of the Canadian dollar relative to 2003.

Production at the Kumtor mine decreased by 20,224 ounces in 2004 due to a lower ore grade that averaged 4.4 g/t compared to 4.5 g/t in 2003. Kumtor’s total cash cost per ounce increased slightly to $202 (US) compared to $191 (US) in 2003 due to the decrease in production.

Production at Boroo has totalled 217,998 ounces since commercial production was declared on March 1, 2004. Boroo’s total cash cost per ounce was $149 (US) for the following 10 months.

The gross profit margin for gold declined marginally to 34% in 2004 compared to 35% in 2003.

Gold Market Update

The average spot market gold price during the fourth quarter of 2004 was $434 (US) per ounce, ending the quarter at $436 (US) per ounce. During the year, the average spot gold price was $410 (US) per ounce, up 13% from the 2003 average. At both September 30, 2004 and at the end of 2003, the spot market gold price was $416 (US) per ounce.

As of September 30, 2004, all forward sales agreements for Centerra have been closed and all related credit support has been removed.

Timing differences between the settlement and designation of hedge contracts have resulted in deferred charges. At December 31, 2004, these deferred charges to be recognized in future years totalled $8.2 million (US), including $5.4 million (US) in 2005.

Gold Outlook for 2005

Based on Centerra’s current operations, total production for the year is forecast at 762,000 ounces, a decline of almost 16% from 2004 primarily as a result of lower ore grades at the Kumtor mine. However, Centerra’s beneficial production is expected to increase to 750,000 ounces from 610,287 in 2004 due to the increased ownership level in both mines and a full year of operation at Boroo.

At Kumtor, production in 2005 is expected to decline to 512,000 ounces from 657,329 ounces in 2004, due to a lower ore grade averaging 3.5 grams per tonne (g/t) compared to 4.4 g/t in 2004. Cash costs at Kumtor are expected to be higher at $255 (US) per ounce due to the reduced production thereby causing profits to decline relative to 2004.

For Boroo, the outlook for 2005 calls for production to be similar to 2004, at about 250,000 ounces. Total cash cost is forecast to be $179 (US) per ounce.

Overall, gold results are expected to decline in 2005 from 2004 due to higher costs as a result of lower grades at Kumtor.

Centerra has announced new reserve and resources estimates for its properties in a January 27, 2005 press release. Based upon these estimates, Centerra has reported that the mine life at both Kumtor and Boroo would be extended by one year. Please see Centerra’s press release for further details and take into account that Cameco owns 53% of Centerra when reviewing the new reserve and resource estimates. Cameco’s annual information form for 2004 will include these new reserve and resource estimates.

Gold Outlook for First Quarter 2005

Gold profits in the first quarter 2005 are projected to decline compared to the fourth quarter of 2004 due to higher cash costs resulting from less production at Kumtor where ore grades are expected to be lower plus increased exploration expenses.

Gold Price Sensitivity Analysis

For 2005, gold sales are unhedged. A $10.00 (US) per ounce change in the gold spot price would change Cameco revenue by about $10 million (Cdn), cash flow by about $9 million (Cdn) and net earnings by about $4 million (Cdn).

NUCLEAR INDUSTRY DEVELOPMENTS

Europe

Electricite de France has announced that a demonstration 1,600 MWe European pressurized water reactor (PWR) will be constructed at Flamanville, a site that already hosts two 1,400 MWe PWRs. Construction is anticipated to begin in 2007 with completion between 2010 to 2012 at an estimated cost of 3 billion Euros. Planned life of plant is 60 years.

In Sweden, the government has ordered electricity generation at Barseback 2 to cease by May 31, 2005. The unit has a capacity of 615 MWe, and began operating in 1977. Swedish utilities plan to uprate existing reactors over the next five years to offset the lost capacity. Meanwhile, public opinion polling finds that a majority of Swedes continue to support the use of nuclear power. A poll conducted in October 2004 found that 82% of respondents want to keep nuclear power in Sweden, similar to a poll conducted in May 2004.

In Lithuania, one of two Soviet designed reactors was closed December 31, 2004 as a result of the conditions for the country’s inclusion in the European Union. Historically, 80% of Lithuania’s electricity was produced through nuclear. The closure of this unit will reduce Lithuania’s electricity exports, resulting in the government lowering its 2005 Gross Domestic Product (GDP) growth projection by 0.7%. The second unit is scheduled to close in 2009. The government has indicated its desire to build a new nuclear plant to replace lost generation.

United States

The US Department of Energy has allocated a total of $13 million (US) to two consortiums to start testing the US Nuclear Regulatory Commission’s combined construction and operating licence process for new nuclear power plants. One consortium, led by NuStart Energy, is evaluating the Westinghouse AP-1000 and General Electric’s Economic Simplified Boiling Water Reactor (ESBWR) with the technology and site to be decided upon by 2007 and planned operation by 2014. The other consortium, led by Dominion, recently changed the reactor technology to an ESBWR. Previously, the preferred technology was Atomic Energy of Canada’s ACR-700.

Consolidation continues in the US, with two utilities, Exelon and Public Service Enterprise Group (PSEG), agreeing to merge. The merger has been approved by both companies’ boards of directors, but is conditional upon shareholder approval, antitrust clearance, and a number of regulatory approvals or reviews. The companies anticipate regulatory approvals will take 12 to

15 months and intend to seek shareholder approval in the second quarter of 2005. The merged company would operate 20 nuclear reactors and account for 20% of US nuclear capacity.

Interstate Power and Light Co. (IP&L) has announced plans to sell its 70% share of the 565 MWe Duane Arnold nuclear power station, continuing the trend toward consolidation.

A poll conducted in October for the US Nuclear Energy Institute indicates that 67% of Americans favour the use of nuclear power. This is a record high and a 2% increase from a poll conducted earlier in the year. Support for US licence renewals increased 1% to 83%, and 71% supported keeping the option to build more nuclear plants in the US.

Reactor Update

In 2004, eight reactors were connected to the electricity grid, two reactors each in South Korea and the Ukraine, and one each in China, Japan, Russia, and Canada. Three of these entered commercial operation in 2004, with the remainder expected in 2005. There were five closures in 2004, four in the United Kingdom and one in Lithuania. The net result was a 6,240 MWe increase in nuclear capacity.

LIQUIDITY AND CAPITAL RESOURCES

Changes in liquidity and capital resources during the fourth quarter included the following:

Credit Facilities

On November 30, 2004, Cameco replaced its revolving credit facility with a new $500 million, five-year, unsecured, revolving credit facility. The facility ranks equally with all other senior debt of the company. Cameco uses the revolving credit facility to, among other things, provide liquidity support for its commercial paper program.

Cameco redeemed all $125 million (US) of its outstanding 8.75% preferred securities on December 17, 2004. Cameco issued less expensive commercial paper to fund the redemption.

Commercial Commitments

During the quarter, commercial commitments declined 2% to $341 million from $349 million at September 30, 2004. Obligations to provide financial guarantees supporting Bruce Power and Inkai decreased by $6 million while standby letters of credit decreased by $2 million to the end of the quarter. At December 31, 2004, commercial commitments included standby letters of credit of $204 million, financial guarantees for Bruce Power operations of $130 million and a financial commitment for Cameco’s investment in Bruce Power of $7 million.

Credit Ratings

As of December 31, 2004, Cameco had the following ratings for its senior debt from third-party rating agencies:

•	Dominion Bond Rating Service Limited (DBRS) – “A (low)” with a stable outlook

•	Moody’s Investors Service – “Baa1” with a stable outlook

•	Standard & Poor’s (S&P) – “BBB+” with a stable outlook

SHARE CAPITAL

In December 2004, Cameco completed a three-for-one stock split of its outstanding common shares by way of a stock dividend. All shareholders received two additional shares for each share owned on the record date of December 31, 2004. As a result, there were 173,040,069 common shares outstanding at December 31, 2004. The annual dividend was also increased by 20% and after the share split will be $0.24 per common share.

RELATED PARTY TRANSACTIONS

Cameco buys a significant amount of goods and services for its Saskatchewan mining operations from northern Saskatchewan suppliers to support economic development in the region. One such supplier is Kitsaki Management Limited Partnership. Harry Cook, a director of Cameco, is the chair of this company and is also the chief of Lac LaRonge Indian Band, which owns Kitsaki. In 2004, Cameco had paid Kitsaki subsidiary companies $23 million for transportation and catering services.

NON-GAAP MEASURES

In addition to disclosing results in accordance with the Canadian generally accepted accounting principles (GAAP), Cameco also provides supplementary non-GAAP measures as a method to evaluate the company’s operating performance.

Adjusted Net Earnings

The measure “adjusted net earnings” for 2004 excludes the earnings impact of the transactions related to the Centerra restructuring. The restructuring allowed Cameco to recognize a non-recurring increase to net earnings of $94 million ($0.55 per share).

The measure for 2003 excludes the effect of changes in Canadian federal and Ontario provincial tax laws. Together, the changes in the tax legislation allowed Cameco to recognize a non-recurring reduction in deferred income taxes of $81 million ($0.48 per share).

Management believes the exclusion of these items provide a more meaningful basis for period-to-period comparisons of the company’s financial results.

Total Cash Cost

This MD&A presents information about total cash cost of production of an ounce of gold for the operating properties of Centerra. Except as otherwise noted, total cash cost per ounce is calculated by dividing total cash costs, as determined using the industry standard published by the Gold Institute, by gold ounces produced for the relevant period. The Gold Institute is a non-profit international association of miners, refiners, bullion suppliers and manufacturers of gold products, which has developed a standard format for reporting costs on a per ounce basis.

Total cash costs, as defined in the Gold Institute standard, include mine operating costs such as mining, processing, administration, royalties and production taxes, but exclude amortization, reclamation costs, financing costs and capital, development and exploration.

Total cash cost per ounce has been included because certain investors use this information to assess performance of Cameco’s gold segment. The inclusion of total cash cost per ounce enables investors to better understand year-on-year changes in production costs, which in turn affect profitability and cash flow.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

Statements contained in this news release, which are not historical facts, are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: volatility and sensitivity to market prices for uranium, electricity in Ontario and gold; the impact of the sales volume of uranium, conversion services, electricity generated and gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in reserve estimates; environmental and safety risks including increased regulatory burdens; unexpected geological or hydrological conditions; adverse mining conditions; political risks arising from operating in certain developing countries; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including trade laws and policies; demand for nuclear power; replacement of production and failure to obtain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; weather and other natural phenomena; ability to maintain and further improve positive labour relations; operating performance of the facilities; decrease in electrical production due to planned outages extending beyond their scheduled periods or unplanned outages; success of planned development projects; and other development and operating risks.

Although Cameco believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report. Cameco disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Investor & media inquiries:	Alice Wong	(306) 956-6337
Investor inquiries:	Bob Lillie	(306) 956-6639
Media inquiries:	Lyle Krahn	(306) 956-6316

INVESTOR INFORMATION

Common Shares CCO Toronto Stock Exchange CCJ New York Stock Exchange Convertible Debentures CCO.DB Toronto Stock Exchange	Inquiries Cameco Corporation 2121 — 11th Street West Saskatoon, Saskatchewan S7M 1J3 Phone: 306-956-6200 Fax: 306-956-6318 Web: www.cameco.com	Transfer Agent CIBC Mellon Trust Company 320 Bay Street, P.O. Box 1 Toronto, Ontario M5H 4A6 Phone: 800-387-0825 (North America) Phone: 416-643-5500 (outside North America)

– End –

Cameco Corporation
Highlights
(Unaudited)

	(Restated)		(Restated)
	Three Months Ended		Years Ended
	Dec 31/04	Dec 31/03	Dec 31/04	Dec 31/03

Financial (in millions)
Revenue	$361	$272	$1,048	$827
Earnings from operations	46	48	125	75
Net earnings	37	34	279	208
Cash provided by operations	59	79	228	250
Working capital (end of period)			555	480
Net debt to capitalization			13%	22%

Per common share
Net earnings – Basic	$0.21	$0.20	$1.63	$1.24
– Diluted	0.21	0.20	1.56	1.22
Dividend	0.05	0.05	0.20	0.20

Weighted average number of paid common shares outstanding (in thousands)	172,727	169,353	171,445	168,359

Average uranium spot price for the period (US$/lb)	$20.44	$13.62	$18.60	$11.54

Sales volumes
Uranium (in thousands lbs U3O8)	10,642	11,116	32,299	35,412
Uranium conversion (tU)	5,354	5,446	16,896	16,747
Gold (troy ounces)	204,089	76,466	618,844	234,864
Electricity (TWh)	2.4	1.9	10.6	7.2

Note: Currency amounts are expressed in Canadian dollars unless stated otherwise.

	Cameco's	Three Months Ended		Years Ended
Cameco Production	Share	Dec 31/04	Dec 31/03	Dec 31/04	Dec 31/03

Uranium production (in thousands lbs U3O8)
McArthur River	69.8%	4,005	3,679	13,066	10,579
Rabbit Lake	100.0%	1,565	1,763	5,427	5,928
Crow Butte	100.0%	208	208	826	823
Smith Ranch Highland	100.0%	364	296	1,242	1,201

Total		6,142	5,946	20,561	18,531

Uranium conversion (tU)	100.0%	2,421	4,059	9,481	13,273

Gold (troy ounces)
Kumtor (i)	100.0%	138,704	69,226	422,782	225,851
Boroo (ii)	100.0%	66,572	—	217,998	—

Total		205,276	69,226	640,780	225,851

(i)	Cameco’s effective ownership interest in Kumtor was 33.3% for the first six months of 2004.

(ii)	Quantity reported for Boroo in 2004 excludes 27,703 ounces produced prior to declaration of commercial production. Cameco’s effective ownership interest in Boroo was approximately 53% for 2004.

Cameco Corporation
Consolidated Statements of Earnings
(Unaudited)
(In Thousands)

	(Restated)		(Restated)
	Three Months Ended		Years Ended
	Dec 31/04	Dec 31/03	Dec 31/04	Dec 31/03

Revenue from
Products and services	$360,681	$271,930	$1,048,487	$826,946

Expenses
Products and services sold	214,389	159,486	623,125	538,233
Depreciation, depletion and reclamation	59,708	38,522	180,229	125,866
Administration	20,050	14,880	69,565	47,610
Exploration	13,900	6,573	35,972	21,913
Research and development	570	426	1,911	1,717
Interest and other [note 5]	6,837	3,643	14,264	16,653
Gain on sale of assets	(499)	—	(1,958)	—

	314,955	223,530	923,108	751,992

Earnings from operations	45,726	48,400	125,379	74,954
Earnings from Bruce Power [note 2]	1,560	5,794	120,722	107,921
Other income (expense) [note 6]	725	(673)	133,421	429

Earnings before income taxes and minority interest	48,011	53,521	379,522	183,304
Income tax expense (recovery) [note 7]	4,656	22,046	73,285	(21,443)
Minority interest	6,650	(2,519)	27,452	(3,416)

Net earnings	$36,705	$33,994	$278,785	$208,163

Basic earnings per common share [note 8]	$0.21	$0.20	$1.63	$1.24

Diluted earnings per common share [note 8]	$0.21	$0.20	$1.56	$1.22

Cameco Corporation
Consolidated Statements of Retained Earnings
(Unaudited)
(In Thousands)

	(Restated)		(Restated)
	Three Months Ended		Years Ended
	Dec 31/04	Dec 31/03	Dec 31/04	Dec 31/03

Retained earnings at beginning of period
As previously reported	$890,342	$643,814	$665,377	$494,341
Change in accounting policy for financial instruments [note 1]	20,474	25,059	29,046	25,569

As restated	$910,816	$668,873	$694,423	$519,910
Net earnings	36,705	33,994	278,785	208,163
Dividends on common shares	(8,712)	(8,444)	(34,399)	(33,650)

Retained earnings at end of period	$938,809	$694,423	$938,809	$694,423

See accompanying notes to consolidated financial statements

Cameco Corporation
Consolidated Balance Sheets
(Unaudited)
(In Thousands)

	(Restated)
	As At
	Dec 31/04	Dec 31/03

Assets
Current assets
Cash and cash equivalents	$189,532	$84,069
Accounts receivable	182,951	181,337
Inventories	386,936	316,435
Supplies and prepaid expenses	90,923	49,380
Current portion of long-term receivables, investments and other	898	54,866

	851,240	686,087

Property, plant and equipment	2,281,418	2,119,784
Long-term receivables, investments and other	732,262	625,317
Goodwill [note 11]	187,184	—

	3,200,864	2,745,101

Total assets	$4,052,104	$3,431,188

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$231,697	$167,002
Dividends payable	8,652	8,515
Current portion of long-term debt	—	4,331
Current portion of other liabilities	17,317	1,563
Future income taxes	38,653	24,237

	296,319	205,648

Long-term debt	518,603	601,048
Provision for reclamation	166,941	150,444
Other liabilities	31,086	36,196
Future income taxes	533,024	528,250

	1,545,973	1,521,586

Minority interest	345,611	14,690

Shareholders’ equity
Share capital	750,559	708,345
Contributed surplus	511,674	505,400
Retained earnings	938,809	694,423
Cumulative translation account	(40,522)	(13,256)

	2,160,520	1,894,912

Total liabilities and shareholders’ equity	$4,052,104	$3,431,188

See accompanying notes to consolidated financial statements

Cameco Corporation
Consolidated Statements of Cash Flows
(Unaudited)
(In Thousands)

	(Restated)		(Restated)
	Three Months Ended		Years Ended
	Dec 31/04	Dec 31/03	Dec 31/04	Dec 31/03

Operating activities
Net earnings	$36,705	$33,994	$278,785	$208,163
Items not requiring (providing) cash:
Depreciation, depletion and reclamation	59,708	38,522	180,229	125,866
Provision for future taxes [note 7]	(10,860)	15,380	50,234	(31,662)
Deferred charges (revenues) recognized	(7,585)	1,364	(19,085)	9,331
Unrealized gains on derivatives	(3,594)	—	(7,217)	—
Stock-based compensation [note 9]	1,842	731	7,206	2,439
Gain on sale of assets	(499)	—	(1,958)	—
Earnings from Bruce Power	(1,560)	(5,794)	(120,722)	(107,921)
Equity in (earnings) loss from associated companies	(1,299)	673	(990)	1,494
Other income	569	—	(124,050)	—
Minority interest	6,650	(4,313)	27,452	(3,416)
Other operating items [note 12]	(21,122)	(1,445)	(41,842)	45,462

Cash provided by operations	58,955	79,112	228,042	249,756

Investing activities
Acquisition of net business assets, net of cash acquired	—	—	(3,717)	—
Additions to property, plant and equipment	(60,741)	(51,605)	(148,273)	(166,840)
Increase in long-term receivables, investments and other	(6,451)	(8,015)	(10,466)	(296,608)
Proceeds on sale of property, plant and equipment	463	242	1,769	242

Cash used in investing	(66,729)	(59,378)	(160,687)	(463,206)

Financing activities
Short-term financing	14,544	—	14,544	—
Decrease in debt	(10,256)	(109,352)	(68,783)	—
Increase in debt	—	—	—	32,811
Restricted cash	—	342	—	342
Issue of convertible debentures, net of issue costs	—	—	—	223,032
Issue of shares	13,023	17,919	41,281	27,411
Subsidiary issue of shares [note 10]	—	—	101,234	—
Dividends	(8,622)	(8,444)	(34,262)	(32,275)

Cash provided by (used in) financing	8,689	(99,535)	54,014	251,321

Increase (decrease) in cash during the period	915	(79,801)	121,369	37,871
Exchange rate changes on foreign currency cash balances	(8,730)	(2,002)	(15,906)	(11,898)
Cash at beginning of period	197,347	165,872	84,069	58,096

Cash at end of period	$189,532	$84,069	$189,532	$84,069

Supplemental cash flow disclosure
Interest paid	$8,776	$8,399	$35,968	$31,026
Income taxes paid	$2,057	$1,311	$18,262	$11,537

See accompanying notes to consolidated financial statements

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)

1.	Accounting Policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting principles and methods of application as the most recent annual consolidated financial statements, except as noted below. The financial statements should be read in conjunction with Cameco’s annual consolidated financial statements included in the 2003 annual report. Certain comparative figures for the prior period have been reclassified to conform to the current period’s presentation.

(i)	Financial Instruments

Effective January 1, 2004, Cameco has adopted the amendments to CICA Handbook Section 3860, Financial Instruments. This change in accounting policy was applied retroactively and, accordingly, the consolidated financial statements of prior periods were restated. The amendments to this section address the balance sheet presentation of financial instruments as liabilities or equity. Accordingly, amounts previously reflected as equity charges are now recorded as interest expense. In addition, an increased amount of interest has been capitalized to property, plant and equipment. The cumulative effect of the change in policy on the balance sheet and statement of earnings at December 31, 2003 is as follows:

(thousands)

Long-term receivables, investments and other	$14,067
Property, plant and equipment	49,233

$63,300

Future income taxes	$26,576
Long-term debt	361,670
Shareholders’ equity	(324,946)

$63,300

Net earnings	$3,477

Earnings per share	$0.02

For the year ended December 31, 2004, the change in policy had a positive impact on net earnings of $7.1 million, which caused a $0.04 change in the basic earnings per share.

(ii)	Hedging Relationships

Effective January 1, 2004, Cameco adopted the new Canadian Accounting Guideline, Hedging Relationships which established new criteria for hedging relationships in effect on or after January 1, 2004. To qualify for hedge accounting, the hedging relationship must be appropriately documented and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. Effectiveness requires a high degree of correlation of changes in fair values or cash flows between the hedged item and the hedge. The adoption of this accounting guideline had no material impact on the consolidated financial statements.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)

2.	Bruce Power

(a)	Summary Financial Information – Bruce Power Limited Partnership (100% basis)

(i)	Income Statements

	Years Ended
(millions)	Dec 31/04	Dec 31/03

Revenue	$1,583	$1,208
Operating costs	1,178	853

Earnings before interest and taxes	405	355
Interest	67	69

Earnings before taxes	338	286

Cameco’s share (a)	107	77
Adjustments (b)	14	31

Cameco’s share of earnings before taxes	$121	$108

(a)	Cameco’s interest in Bruce Power earnings prior to February 14, 2003 was 15%. Subsequent to the acquisition of an additional 16.6% interest on February 14, 2003, Cameco’s share is 31.6%.

(b)	In addition to its proportionate share of earnings from Bruce Power, Cameco records certain adjustments to account for any differences in accounting policy and to amortize fair values assigned to assets and liabilities at the time of acquisition.

(ii)	Balance Sheets

(millions)	Dec 31/04	Dec 31/03

Assets
Current assets	$390	$316
Property, plant and equipment	2,233	2,034
Long-term receivables and investments	172	173

	$2,795	$2,523

Liabilities and Partners’ Capital
Current liabilities	$246	$329
Long-term debt	1,126	1,108

	1,372	1,437
Partners’ capital	1,423	1,086

	$2,795	$2,523

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)

(iii)	Cash Flows

	Years Ended
(millions)	Dec 31/04	Dec 31/03

Cash provided by operations	$439	$387
Cash used in investing	(359)	(528)
Cash provided by (used in) financing	(98)	131

(b)	Financial Assurances

Cameco has provided the following financial assurances on behalf of the partnership, with varying terms that range from 2004 to 2018:

(i)	Licensing assurances to Canadian Nuclear Safety Commission of $24 million.

(ii)	Guarantees to customers under power sale agreements of up to $121 million. At December 31, 2004, Cameco’s actual exposure under these guarantees was $48 million.

(iii)	Termination payments to OPG pursuant to the lease agreement of $58 million.

3.	Long-Term Debt

The fair value of the outstanding convertible debentures based on the quoted market price of the debentures at December 31, 2004 was approximately $477 million.

4.	Share Capital

(a)	On December 9, 2004, the Board of Directors of Cameco approved a split of the company’s outstanding common shares on a three-for-one basis. The stock split was effected in the form of a stock dividend of two additional common shares for each share owned by shareholders of record at the close of business on December 31, 2004. The company’s common shares commenced trading on a split basis on December 29, 2004 on the Toronto Stock Exchange and January 7, 2005 on the New York Stock Exchange. All equity-based benefit plans have been adjusted to reflect the stock split. All share and per-share data have been adjusted to reflect the stock split.

(b)	At December 31, 2004, there were 173,040,069 common shares outstanding.

(c)	Options in respect of 4,868,670 shares are outstanding under the stock option plan and are exercisable up to 2014. Upon exercise of certain existing options, additional options in respect of 148,950 shares would be granted.

5.	Interest and Other

		(Restated)		(Restated)

	Three Months Ended			Years Ended
(thousands)	Dec 31/04	Dec 31/03	Dec 31/04	Dec 31/03

Interest on long-term debt	$9,886	$12,135	$40,014	$38,901
Other interest and financing charges	1,694	747	3,870	2,221
Interest income	(2,107)	(703)	(4,819)	(6,776)
Foreign exchange losses	935	241	331	3,620
Unrealized gains on derivatives	(3,594)	—	(7,217)	—
Redemption of preferred securities	6,817	—	6,817	—
Capitalized interest	(6,794)	(8,777)	(24,732)	(21,313)

Net	$6,837	$3,643	$14,264	$16,653

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)

6.	Other Income (Expense)

	Three Months Ended		Years Ended
(thousands)	Dec 31/04	Dec 31/03	Dec 31/04	Dec 31/03

Restructuring of gold business	$(566)	$—	$122,946	$—
South Texas Project break fee	(8)	—	8,102	—
Dividends on portfolio investments	—	—	1,383	1,923
Equity in earnings (loss) of associated companies	1,299	(673)	990	(1,494)

Net	$725	$(673)	$133,421	$429

7.	Income Tax Expense (Recovery)

		(Restated)		(Restated)
	Three Months Ended		Years Ended
(thousands)	Dec 31/04	Dec 31/03	Dec 31/04	Dec 31/03

Current income taxes	$15,516	$6,666	$23,051	$10,219
Future income taxes	(10,860)	15,380	50,234	(31,662)

Income tax expense (recovery)	$4,656	$22,046	$73,285	$(21,443)

8.	Per Share Amounts

		(Restated)			(Restated)
	Three Months Ended			Years Ended
(thousands)	Dec 31/04	Dec 31/03		Dec 31/04	Dec 31/03

Basic earnings per share computation
Net earnings	$36,705	$33,994		$278,785	$208,163
Weighted average common shares outstanding	172,727	169,353		171,445	168,359

Basic earnings per common share	$0.21	$0.20		$1.63	$1.24

Diluted earnings per share computation
Net earnings	$36,705	$33,994		$278,785	$208,163
Dilutive effect of:
Convertible debentures	2,257	(a	)	8,055	2,290

Net earnings, assuming dilution	$38,962	$33,994		$286,840	$210,453

Weighted average common shares outstanding	172,727	169,353		171,445	168,359
Dilutive effect of:
Convertible debentures	10,615	(a	)	10,615	2,850
Stock options	2,815	2,307		2,169	1,947

Weighted average common shares outstanding, assuming dilution	186,157	171,660		184,229	173,156

Diluted earnings per common share	$0.21	$0.20		$1.56	$1.22

(a)	Excluded from the calculation, as the instrument was not potentially dilutive to earnings during the period.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)

9.	Stock-Based Compensation

CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, establishes a fair value based method of accounting for stock-based compensation plans which Cameco adopted from January 1, 2003.

The change in accounting policy was applied retroactively and, accordingly, the consolidated financial statements of prior periods were restated. For the year ended December 31, 2003, the change in policy had a negative impact on net earnings of $2.4 million, which caused a $0.01 change in the basic net earnings and diluted earnings per share. The cumulative effect of the change in policy on the balance sheet at December 31, 2003 was to increase contributed surplus by $2.4 million and decrease retained earnings by $2.4 million.

For the year ended December 31, 2004, Cameco has recorded compensation expense of $7.2 million with an offsetting credit to contributed surplus.

Cameco has applied the pro forma disclosure provisions of the standard to awards granted on or after January 1, 2002 but prior to January 1, 2003. The pro forma effect of awards granted prior to January 1, 2002 has not been included. The pro forma net earnings, basic and diluted earnings per share as a result of the grant of these options are:

		(Restated)		(Restated)
	Three Months Ended		Years Ended
(thousands)	Dec 31/04	Dec 31/03	Dec 31/04	Dec 31/03

Net earnings — as reported	$36,705	$33,994	$278,785	$208,163
Add: Stock option employee compensation expense included in reported net earnings	1,842	731	7,206	2,439
Deduct: Total stock option employee compensation expense determined under fair value based method for all awards	(1,952)	(973)	(7,810)	(3,893)

Net earnings — pro forma	$36,595	$33,752	$278,181	$206,709

Pro forma basic earnings per share	0.21	0.20	1.62	1.23
Pro forma diluted earnings per share	0.21	0.20	1.55	1.21

The fair value of the options issued was determined using the Black-Scholes option pricing model with the following assumptions:

		(Restated)
	2004	2003

Number of options granted	2,085,000	2,119,050
Average strike price	$22.84	$12.87
Dividend	$0.20	$0.20
Expected volatility	37%	20%
Risk-free interest rate	3.3%	4.1%
Expected life of option	4 years	5 years
Expected forfeitures	15%	10%
Weighted average grant date fair values	$6.78	$2.71

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)

10.	Restructuring of the Gold Business

(a)	Accounting Change

The restructuring of Cameco’s subsidiary, Centerra Gold Inc. (Centerra), prior to its initial public offering (IPO) included transactions to increase its interest in certain gold assets, and to settle its outstanding debt, as described below. The terms of these transactions, which were negotiated in the months leading up to the IPO, included the issuance of shares of Centerra on the closing of the transactions. Initially, these transactions were recorded based on estimates of the value of the tangible assets acquired and debt settled, determined based on discounted cash flow analyses.

In its year-end review, the company determined that in the case of a public company issuing shares to acquire assets or settle debt, the appropriate accounting treatment is to use the value of the acquiring company’s shares to record the transaction. While Centerra was not a publicly traded company at the time it negotiated the restructuring transactions, it did become one concurrent with those transactions closing, as they were contingent on the closing of the IPO.

Accordingly, by recording the value of the shares issued in the restructuring transactions at the IPO price, the company has recorded a $214 million increase in the purchase price of the gold assets acquired compared to amounts recorded at June 30, 2004. This increase has been classified entirely as goodwill [note 11]. Offsetting the adjustment to goodwill was a $101 million increase in the carrying value of minority interest and a $119 million ($92 million after tax) dilution gain. In addition, it recorded an increase in the value attributed to the shares issued to settle outstanding debt, which resulted in an increase in the loss previously recorded on debt settlement by $6 million.

(b)	Initial Public Offering

Under its initial public offering, Centerra issued 5,000,000 common shares to the public on June 30, 2004 for net proceeds of $73,625,000 after deducting the underwriter’s fees of 5%. On July 28, 2004, the underwriters to the initial public offering of Centerra exercised their over-allotment option to acquire an additional 1,875,000 shares for net proceeds of $27,609,000.

(c)	Acquisition of Additional 66.7% in Kumtor Gold Company (KGC)

Pursuant to the restructuring agreement between Cameco Gold Inc. (a wholly owned subsidiary of Cameco) and Kyrgyzaltyn, Centerra acquired an additional 66.7% interest in KGC, resulting in KGC becoming a wholly owned subsidiary of Centerra. The purchase price consisted of $11,000,000 (US) in cash, the contribution of a promissory note receivable and common shares of Centerra. The acquisition was accounted for using the purchase method and the results of operations are included, as to 100%, in the consolidated financial statements from June 22, 2004. Previously, Cameco Gold Inc.’s 33.3% interest was accounted for by the proportionate consolidation method.

The values assigned to the net assets acquired are as follows:

(Restated)

(thousands)

Cash and other working capital	$58,700
Property, plant and equipment	192,071
Goodwill [note 11]	178,733
Asset retirement obligation	(14,852)
Subordinated debt	(44,282)
Future tax liability	(12,756)

Net assets acquired	$357,614

Financed by:
Cash	$15,158
Note receivable from Kyrgyzaltyn	5,155
Settlement of shareholder subordinated loan	60,622
Common shares of Centerra	276,679

$357,614

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)

(d)	Acquisition of Additional 43.8% in AGR Limited (AGR)

Effective June 30, 2004, Centerra acquired an additional 43.7% interest in AGR, resulting in Centerra’s interest in AGR rising to 99.9%. The purchase price was satisfied through the issuance of Centerra common shares. The acquisition was accounted for as a step purchase and the results of operations are included as it was already a consolidated subsidiary. Subsequent to June 30, 2004, Centerra acquired the remaining 0.1% ownership interests in AGR, making it a wholly owned subsidiary of Centerra.

The values assigned to the net assets acquired are as follows:

(Restated)

(thousands)

Reduction of minority interest	$18,915
Mark-to-market loss on hedge contracts	(7,946)
Property, plant and equipment	32,253
Goodwill [note 11]	35,573
Future tax asset	(1,971)

Net assets acquired	$76,824

Financed by:
Common shares of Centerra	$76,637
Cash	187

$76,824

(e)	Exchange of KGC Subordinated Debt

Effective June 30, 2004, Centerra exchanged common shares and cash in exchange for the subordinated debt of KGC.

(Restated)

(thousands)

Fair value of exchange amount:
Common shares issued	$47,449
Cash	18,975

66,424
Net book value of subordinated debt acquired	(53,906)

Loss on exchange of debt	$12,518

(f)	Dilution Gain

The transactions noted above resulted in Cameco’s interest in Centerra being diluted. As a result of this dilution, Cameco recorded a gain of $139 million.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)

11.	Goodwill

The acquisitions undertaken as part of the gold restructuring were accounted for using the purchase method whereby assets and liabilities assumed were recorded at their fair market value as of the date of acquisition. The excess of the purchase price over such fair value was recorded as goodwill. The change in goodwill is due to the following:

(thousands)

Balance, beginning of year	$—
Acquired during the year
KGC [note 10]	178,733
AGR [note 10]	35,573
Change in foreign exchange rate	(27,122)

Balance, end of year	$187,184

12.	Statements of Cash Flows

Other Operating Items

	Three Months Ended		Years Ended
(thousands)	Dec 31/04	Dec 31/03	Dec 31/04	Dec 31/03

Inventories	$5,583	$(44,385)	$(51,913)	$(11,590)
Accounts receivable	(88,534)	(38,680)	4,660	8,329
Accounts payable and accrued liabilities	51,381	61,380	19,907	31,989
Other	10,448	20,240	(14,496)	16,734

Total	$(21,122)	$(1,445)	$(41,842)	$45,462

13.	Related Party Transactions

The company purchases a significant amount of goods and services for its Saskatchewan mining operations from northern Saskatchewan suppliers to support economic development in the region. One such supplier is Kitsaki Management Limited Partnership. Harry Cook, a director of Cameco, is the chair of the company and is also the chief of the Lac La Ronge Indian Band, which owns Kitsaki. In 2004, Cameco has paid Kitsaki subsidiary companies $23.1 million (2003 – $18.8 million) for transportation and catering services. The transactions were conducted in the normal course of business on normal trade terms. Accounts payable include a balance of $0.8 million (2003 — nil) resulting from these transactions.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)

14.	Segmented Information (thousands)

			(a)			(a)
For the three months ended December 31, 2004	Uranium	Conversion	Power	Gold	Subtotal	Adjustments	Total

Revenue	$203,486	$46,944	$117,269	$110,251	$477,950	($117,269)	$360,681
Expenses
Products and services sold	128,272	33,281	93,683	52,836	308,072	(93,683)	214,389
Depreciation, depletion and reclamation	30,417	3,040	18,801	26,251	78,509	(18,801)	59,708
Exploration	5,416	—	—	8,484	13,900	—	13,900
Research and development	—	570	—	—	570	—	570
Other	(1,306)	—	3,225	560	2,479	(3,225)	(746)
Gain on sale of assets	(499)	—	—	—	(499)	—	(499)
Earnings from Bruce Power						(1,560)	(1,560)
Non-segmented expenses						—	26,908

Earnings before income taxes	41,186	10,053	1,560	22,120	74,919	—	48,011
Income taxes							4,656
Minority interest							6,650

Net earnings							$36,705

			(a)			(a)
For the three months ended December 31, 2003	Uranium	Conversion	Power	Gold	Subtotal	Adjustments	Total

Revenue	$185,770	$47,242	$91,044	$38,918	$362,974	($91,044)	$271,930
Expenses
Products and services sold	119,447	25,789	72,554	14,250	232,040	(72,554)	159,486
Depreciation, depletion and reclamation	28,545	3,570	10,489	6,407	49,011	(10,489)	38,522
Exploration	3,542	—	—	3,031	6,573	—	6,573
Research and development	—	426	—	—	426	—	426
Other	674	—	2,207	—	2,881	(2,207)	674
Earnings from Bruce Power						(5,794)	(5,794)
Non-segmented expenses						—	18,522

Earnings before income taxes	33,562	17,457	5,794	15,230	72,043	—	53,521
Income taxes							22,046
Minority interest							(2,519)

Net earnings							$33,994

(a)	Consistent with the presentation of financial information for internal management purposes, Cameco’s pro rata share of Bruce Power’s financial results have been presented as a separate segment. In accordance with GAAP, this investment is accounted for by the equity method of accounting in these consolidated financial statements and the associated revenues and expenses are eliminated in the adjustments column.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)

14.	Segmented Information (thousands)

			(a)			(a)
For the year ended December 31, 2004	Uranium	Conversion	Power	Gold	Subtotal	Adjustments	Total

Revenue	$581,454	$144,474	$519,885	$322,559	$1,568,372	($519,885)	$1,048,487
Expenses
Products and services sold	377,903	101,895	319,971	143,327	943,096	(319,971)	623,125
Depreciation, depletion and reclamation	99,548	9,626	67,830	71,055	248,059	(67,830)	180,229
Exploration	17,005	—	—	18,967	35,972	—	35,972
Research and development	—	1,911	—	—	1,911	—	1,911
Other	(1,779)	—	11,362	(123,533)	(113,950)	(11,362)	(125,312)
Gain on sale of assets	(1,708)	—	—	(250)	(1,958)	—	(1,958)
Earnings from Bruce Power						(120,722)	(120,722)
Non-segmented expenses						—	75,720

Earnings before income taxes	90,485	31,042	120,722	212,993	455,242	—	379,522
Income taxes							73,285
Minority interest							27,452

Net earnings							$278,785

			(a)			(a)
For the year ended December 31, 2003	Uranium	Conversion	Power	Gold	Subtotal	Adjustments	Total

Revenue	$570,353	$142,431	$371,905	$114,162	$1,198,851	($371,905)	$826,946
Expenses
Products and services sold	394,298	91,750	228,172	52,185	766,405	(228,172)	538,233
Depreciation, depletion and reclamation	93,467	10,893	34,602	21,506	160,468	(34,602)	125,866
Exploration	13,247	—	—	8,666	21,913	—	21,913
Research and development	—	1,717	—	—	1,717	—	1,717
Other	(429)	—	1,210	—	781	(1,210)	(429)
Earnings from Bruce Power						(107,921)	(107,921)
Non-segmented expenses						—	64,263

Earnings before income taxes	69,770	38,071	107,921	31,805	247,567	—	183,304
Income taxes							(21,443)
Minority interest							(3,416)

Net earnings							$208,163

(a)	Consistent with the presentation of financial information for internal management purposes, Cameco’s pro rata share of Bruce Power’s financial results have been presented as a separate segment. In accordance with GAAP, this investment is accounted for by the equity method of accounting in these consolidated financial statements and the associated revenues and expenses are eliminated in the adjustments column.